Exhibit 1

AGREEMENT AND PLAN OF MERGER

dated as of

May 1, 2013

among

EBIX, INC.,

EXCHANGE PARENT CORP.

and

EXCHANGE MERGER CORP.

TABLE OF CONTENT1

[1]	The Table of Contents is not a part of this Agreement.

i

Section 11.10.	Counterparts; Effectiveness	80
Section 11.11.	Entire Agreement	81
Section 11.12.	Severability	81
Section 11.13.	Specific Performance	81

TABLE OF EXHIBITS

Exhibit A	Form of Certificate of Incorporation of Surviving Corporation
Exhibit B	Form of Bylaws of Surviving Corporation

v

AGREEMENT AND PLAN OF MERGER

AGREEMENT AND PLAN OF MERGER (as amended, this “Agreement”) dated as of May 1, 2013 among Ebix, Inc., a Delaware corporation (the “Company”), Exchange Parent Corp., a Delaware corporation (“Parent”), and Exchange Merger Corp., a Delaware corporation and a wholly owned subsidiary of Parent (“MergerSub”).

W I T N E S S E T H:

WHEREAS, the respective Boards of Directors of the Company and MergerSub (in the case of the Company, acting on the unanimous recommendation of the Special Committee) have unanimously approved and deemed it advisable that the respective stockholders of the Company and MergerSub approve and adopt this Agreement pursuant to which, among other things, Parent would acquire the Company by means of a merger of MergerSub with and into the Company on the terms and subject to the conditions set forth in this Agreement;

WHEREAS, concurrently with the execution of this Agreement, and as an inducement to the Company’s willingness to enter into this Agreement, Broad Street Principal Investments, L.L.C. (the “Limited Guarantor”) is executing a limited guarantee (the “Limited Guaranty”) in favor of the Company with respect to the performance by Parent and MergerSub of certain of their respective obligations hereunder, on the terms and subject to the conditions set forth therein;

WHEREAS, concurrently with the execution of this Agreement, and as an inducement to Parent’s willingness to enter into this Agreement, the Raina Investors (as defined below) are entering into an Investment Letter Agreement with Parent (the “Investment Letter Agreement”) pursuant to which, on the terms and subject to the conditions set forth therein, the Raina Investors have committed to invest in Parent or an Affiliate thereof, the amount set forth therein;

WHEREAS, concurrently with the execution of this Agreement, and as an inducement to Parent’s willingness to enter into this Agreement, the Rennes Fondation, a foundation organized under the laws of the Principality of Liechtenstein (the “Rennes Fondation”), is entering into a Rollover Agreement (the “Rollover Agreement”) pursuant to which, on the terms and subject to the conditions set forth therein, the Rennes Fondation has committed to assign and contribute to Parent certain of the shares of Company Stock owned by the Rennes Fondation immediately prior to the Effective Time, in the amount set forth therein (such shares, the “Rollover Shares”) in exchange for an equity interest in Parent or an Affiliate thereof; and

WHEREAS, concurrently with the execution of this Agreement, and as an inducement to Parent’s willingness to enter into this Agreement, each of the Raina Investors and the Rennes Fondation is entering into a separate Voting Agreement with Parent pursuant to which, among other things, such Persons have agreed to vote their shares of Company Stock in favor of the transactions contemplated hereby (collectively, the “Voting Agreements”).

ACCORDINGLY, in consideration of the foregoing and the representations, warranties, covenants and agreements contained herein, the parties hereto agree as follows:

ARTICLE 1

DEFINITIONS

Section 1.01. Definitions. (a) As used herein, the following terms have the following meanings:

“Acquisition Proposal” means, other than the transactions contemplated by this Agreement, any Third Party offer, proposal or inquiry relating to, or any Third Party indication of interest in, (i) any acquisition or purchase, direct or indirect, of 20% or more of the consolidated assets of the Company and its Subsidiaries or 5% or more of any class of equity or voting securities of the Company or any of its Subsidiaries whose assets, individually or in the aggregate, constitute 20% or more of the consolidated assets of the Company, (ii) any tender offer (including a self-tender offer) or exchange offer that, if consummated, would result in such Third Party’s beneficially owning 5% or more of any class of equity or voting securities of the Company or any of its Subsidiaries whose assets, individually or in the aggregate, constitute 20% or more of the consolidated assets of the Company, or (iii) a merger, consolidation, share exchange, business combination, reorganization, recapitalization, liquidation, dissolution or other similar transaction involving the Company or any of its Subsidiaries whose assets, individually or in the aggregate, constitute 20% or more of the consolidated assets of the Company.

“Affiliate” means, with respect to any Person, any other Person directly or indirectly controlling, controlled by, or under common control with such Person; provided that, with respect to Parent and MergerSub, the term “Affiliate” shall not include either of GSLP and Goldman Sachs & Co, Inc. in their capacity as Debt Financing sources pursuant to the Debt Commitment Letters.

“Applicable Law” means, with respect to any Person, any federal, state or local law (statutory, common or otherwise), constitution, treaty, convention, ordinance, code, rule, regulation, order, injunction, judgment, decree, ruling or other similar requirement enacted, adopted, promulgated or applied by a Governmental Authority that is binding upon or applicable to such Person, as amended unless expressly specified otherwise.

“Business Day” means a day, other than Saturday, Sunday or other day on which commercial banks in New York, New York are authorized or required by Applicable Law to close.

“Code” means the Internal Revenue Code of 1986.

“Company Balance Sheet” means the consolidated balance sheet of the Company as of December 31, 2012 and the footnotes thereto set forth in the Company 10-K.

“Company Balance Sheet Date” means December 31, 2012.

“Company Credit Facility” means the Credit Agreement dated as of April 26, 2012 among the Company, Citibank, N.A., RBS Citizens, N.A., Wells Fargo Capital Finance, LLC and the other loan parties and lenders thereto.

“Company Disclosure Schedule” means the disclosure schedule dated the date hereof regarding this Agreement that has been provided by the Company to Parent and MergerSub.

“Company Employee” means, at any specified time, an employee of the Company or any of its Subsidiaries.

“Company Employee Plan” means any (i) “employee benefit plan” as defined in Section 3(3) of ERISA, (ii) employment, consulting, severance, change in control, transaction bonus, retention or similar plan, agreement, arrangement, program or policy or (iii) other plan, agreement, arrangement, program or policy providing for compensation, bonuses, profit-sharing, equity or equity-based compensation or other forms of incentive or deferred compensation, vacation benefits, insurance (including any self-insured arrangement), medical, dental, vision, prescription or fringe benefits, life insurance, relocation or expatriate benefits, perquisites, disability or sick leave benefits, employee assistance program, supplemental unemployment benefits or post-employment or retirement benefits, whether or not written, in each case (x) that is sponsored, maintained, administered, contributed to or entered into by the Company or any of its Subsidiaries for the current or future benefit of any current or former Company Service Provider or (y) for which the Company or any of its Subsidiaries has any direct or indirect liability.

“Company International Plan” means any Company Employee Plan that is not a Company U.S. Plan.

“Company Service Provider” means, at any given time, (i) any Company Employee, or (ii) any director, officer or individual independent contractor or consultant of the Company or any of its Subsidiaries.

“Company Stock” means the common stock, $0.10 par value, of the Company.

“Company Stock Plans” means the Company’s 1996 Stock Incentive Plan and the Company’s 2010 Stock Incentive Plan, in each case as such plan may have been amended from time to time, and any other equity-based compensation plan that is sponsored or maintained by the Company or any of its Subsidiaries, that provides for awards of stock options, restricted shares, restricted stock units, stock appreciation rights, performance shares or units, contingent value rights, “phantom” stock or similar securities or rights that are derivative of, or provide economic benefits based, directly or indirectly, on the value or price of, any capital stock of or voting securities of the Company.

“Company U.S. Plan” means any Company Employee Plan that covers Company Service Providers located primarily within the United States.

“Company 10-K” means the Company’s annual report on Form 10-K for the fiscal year ended December 31, 2012.

“Confidentiality Agreement” means the confidentiality agreement between the Company and Broad Street Principal Investments, L.L.C. dated as of December 4, 2012.

“Delaware Law” means the General Corporation Law of the State of Delaware.

“DOL” means the United States Department of Labor.

“Environmental Law” means any Applicable Law or any legally binding agreement with any Governmental Authority relating to the environment, any pollutant or contaminant, any toxic, radioactive, ignitable, corrosive, reactive or otherwise hazardous substance, waste or material or, as it relates to exposure to any hazardous substance, waste or material, human health and safety.

“Environmental Permits” means all permits, licenses, consents, franchises, certificates, approvals and other similar authorizations of Governmental Authorities required by Environmental Laws.

“ERISA” means the Employee Retirement Income Security Act of 1974.

“ERISA Affiliate” of any entity means any other entity that, together with such entity, would be treated as a single employer under Section 414 of the Code.

“GAAP” means generally accepted accounting principles in the United States.

“Governmental Authority” means any transnational, domestic or foreign federal, state or local governmental, regulatory or administrative authority, department, court, agency or official, including any political subdivision thereof.

“Hazardous Substance” means any pollutant, contaminant or toxic, radioactive, ignitable, corrosive, reactive or otherwise hazardous substance, waste or material, including petroleum, its derivatives, by-products, other hydrocarbons, asbestos and asbestos-containing materials, and any other substance, waste or material that in relevant concentration is regulated under any Environmental Law.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976.

“Intellectual Property” means any and all intellectual property and associated rights, in any and all jurisdictions in the world, including the following: (i) trademarks, service marks, trade names, corporate names, logos, slogans, trade dress, Internet domain names, and all other source, origin or business identifiers, and all applications and registrations and renewals for, and goodwill associated with and symbolized by, any of the foregoing, (ii) patent disclosures, patent applications and patents and all registrations, continuations, continuations-in-part, divisionals, re-examinations, renewals, extensions and reissues and counterparts thereof, (iii) Trade Secrets, know-how and inventions (whether or not patentable), including all improvements, processes, methods, techniques, protocols, formulae, recipes, compositions, models, layouts, designs, drawings, plans, specifications, methodologies and other proprietary information, (iv) works of authorship (whether or not copyrightable), moral rights, copyrights and registrations and applications therefor, and all renewals, extensions, restorations and reversions thereof, (v) Software, (vi) rights of publicity and privacy, and (vii) rights to sue or recover and retain damages, costs and attorneys’ fees for past, present or future infringement, misappropriation, dilution or other violation of any of the foregoing.

“IRS” means the United States Internal Revenue Service.

“IT Assets” means any and all computers, Software, firmware, middleware, servers, workstations, routers, hubs, switches, data communications lines and all other information technology equipment, and all associated documentation, owned, licensed, leased or otherwise used by the Company or any of its Subsidiaries (excluding any public networks).

“Knowledge” (i) of the Company means the actual knowledge of any of the individuals listed on Section 1.01 of the Company Disclosure Schedule after reasonable inquiry and (ii) of Parent means the actual knowledge of Mr. Sumit Rajpal after reasonable inquiry.

“Lien” means, with respect to any property or asset, any mortgage, lien, pledge, charge, security interest, encumbrance or other adverse claim of any kind in respect of such property or asset. For purposes of this Agreement, a Person shall be deemed to own subject to a Lien any property or asset that it has acquired or holds subject to the interest of a vendor or lessor under any conditional sale agreement, capital lease or other title retention agreement relating to such property or asset

“Material Adverse Effect” means, with respect to any Person, a material adverse effect on (i) the condition (financial or otherwise), business, assets or results of operations of such Person and its Subsidiaries, taken as a whole, excluding any effect to the extent resulting from (A) changes in the financial or securities markets or general economic or political conditions, (B) changes (including changes in GAAP or Applicable Law) or conditions generally affecting the industry in which such Person and its Subsidiaries operate, (C) acts of war, sabotage or terrorism or natural disasters, (D) the announcement or consummation of the transactions contemplated by this Agreement (including the impact of any of the foregoing on relationships with customers, suppliers, employees or Governmental Authorities, but only to the extent that the announcement or consummation of the transactions contemplated hereby were the proximate cause of such impact), (E) any failure by the Company to meet internal or analysts’ estimates or projections, in and of itself, for any period (it being understood and agreed that any fact, change, event, occurrence or effect that may have contributed to such failure may be taken into account in determining whether there has been, or would reasonably be expected to be, a Material Adverse Effect), (F) any actions expressly required by this Agreement (other than the Company’s compliance with its obligations to operate in the ordinary course consistent with past practice as set forth in Section 6.01) or taken with the express written consent of Parent or the Company, as applicable (it being understood and agreed that any fact, change, event, occurrence or effect resulting from the action with respect to which consent was granted, to the extent that it was not reasonably foreseeable to Parent at the time of such consent, may be taken into account in determining whether there has been, or would reasonably be expected to be, a Material Adverse Effect) or (G) changes in the price or trading volume of the Company Stock after the date hereof and prior to the Effective Time (it being understood and agreed that any fact, change, event, occurrence or effect giving rise to or contributing to such change in price or trading volume may be taken into account in determining whether there has been, or would reasonably be expected to be, a Material Adverse Effect), except that in the case of each of clauses (A), (B) and (C), to the extent that the Company and its Subsidiaries, taken as a whole, are disproportionately and adversely affected as compared to other participants in the industry in which the Company and its Subsidiaries operate (in which case only the disproportionate adverse impact shall be taken into account in determining whether there has been, or would reasonably be expected to be, a Material Adverse Effect) or (ii) such Person’s ability to consummate the transactions contemplated by this Agreement.

“1933 Act” means the Securities Act of 1933.

“1934 Act” means the Securities Exchange Act of 1934.

“Open Source Software” means any Software that is subject to the terms of any license agreement in a manner that requires that such Software, or other Software incorporated into, derived from or distributed with such Software, be (i) disclosed or distributed in source code form; (ii) licensed for the purpose of making modifications or derivative works; or (iii) redistributable at no charge. Without limiting the foregoing, any Software that is subject to the terms of any of the licenses certified by the Open Source Initiative and listed on its website (www.opensource.org) is Open Source Software.

“Owned IP” means any and all Intellectual Property owned by the Company or any of its Subsidiaries or that the Company or any of its Subsidiaries purports to own.

“PBGC” means the Pension Benefit Guaranty Corporation.

“Person” means an individual, corporation, partnership, limited liability company, association, trust or other entity or organization, including a government or political subdivision or an agency or instrumentality thereof.

“Raina Investors” means each of Mr. Robin Raina and The Robin Raina Foundation.

“Reimbursable Expenses” means all documented out-of-pocket expenses incurred by Parent and any of its Affiliates, as applicable, in connection with the consideration, negotiation, execution and/or performance of this Agreement, the other Transaction Documents and the transactions contemplated hereby and thereby (whether before, on or after the date of this Agreement), including, but not limited to, costs and expenses incurred in connection with the due diligence investigation of the Company and its Subsidiaries, fees in connection with the negotiation of any exclusivity and expense reimbursement agreements, the preparation of any bid submissions, the Financing or the Financing Commitment Letters, or any termination or release thereof as a result of the termination of this Agreement (including, for the avoidance of doubt, any interest expense on any of the Debt Financing that is funded into escrow prior to the Closing Date and released as a result of termination of this Agreement).

“Sarbanes-Oxley Act” means the Sarbanes-Oxley Act of 2002.

“SEC” means the Securities and Exchange Commission.

“Software” means computer programs, databases, compilations and related materials, including data files, source code, object code, application programming interfaces, architecture, documentation, files, records, schematics, emulation and simulation reports, test vectors and hardware development tools, and other software-related specifications and documentation.

“Solvent” means, when used with respect to any Person, that, on a consolidated basis as of the date of determination, (i) the amount of the present fair saleable value of the assets of such Person will, as of such date, exceed the amount of all liabilities of such Person, as of such date, as such amounts are determined in accordance with Applicable Law governing determinations of the insolvency of debtors, (ii) the present fair saleable value of the assets of such Person will, as of such date, be greater than the amount that will be required to pay the liabilities of such Person on its debts as such debts become absolute and matured, (iii) such Person will not have, as of such date, an unreasonably small amount of capital with which to conduct its business and (iv) such Person will be able to pay its debts as they mature. For purposes of this definition, (A) “debt” means liability on a “claim” and (B) “claim” means any (x) right to payment, whether or not such a right is reduced to judgment, liquidated, unliquidated, fixed, contingent, matured, unmatured, disputed, undisputed, legal, equitable, secured or unsecured or (y) right to an equitable remedy for breach of performance if such breach gives rise to a right to payment, whether or not such right to an equitable remedy is reduced to judgment, fixed, contingent, matured or unmatured, disputed, undisputed, secured or unsecured. The amount of liabilities at any time shall be computed as the amount that, in light of all the facts and circumstances existing at the time, represents the amount that can reasonably be expected to become an actual or matured liability.

“Subsidiary” means, with respect to any Person, any entity of which securities or other ownership interests having ordinary voting power to elect a majority of the board of directors or other persons performing similar functions are at any time directly or indirectly owned by such Person.

“Third Party” means any Person, including as defined in Section 13(d) of the 1934 Act, other than Parent or any of its Affiliates.

“Trade Secrets” means trade secrets and confidential information and rights in any jurisdiction to limit the use or disclosure thereof by any Person.

“Transaction Documents” means this Agreement, the Limited Guaranty, the Financing Commitment Letters, the Rollover Agreement, the Investment Letter Agreement, the Voting Agreements and the schedules, annexes, appendices and exhibits hereto and thereto.

(b) Each of the following terms is defined in the Section set forth opposite such term:

Term	Section
Acceptable Confidentiality Agreement	6.03
Adverse Recommendation Change	6.03
Aggregate Merger Consideration	2.03
Agreement	Preamble
Alternative Acquisition Agreement	6.03
Board of Directors	4.02
Certificates	2.03
Closing	2.01
Closing Date	2.01
Collective Bargaining Agreement	4.18

Term	Section
Company	Preamble
Company Litigation	8.07
Company Recommendation	4.02
Company Restricted Stock Award	2.05
Company SEC Documents	4.07
Company Securities	4.05
Company Stockholder Approval	4.02
Company Stockholder Meeting	6.02
Company Stock Option	2.05
Company Subsidiary Securities	4.06
Company Termination Fee	11.04
Compliant	8.03
Cut-Off Date	6.03
D&O Insurance	7.03
Debt Commitment Letters	5.07
Debt Financing	5.07
DFS Provision	11.06
Dissenting Shares	2.04
Effective Time	2.01
End Date	10.01
Equity Commitment Letters	5.07
Equity Financing	5.07
Exchange Agent	2.03
Excluded Party	6.03
Financing	5.07
Financing Commitment Letters	5.07
Indemnified Person	7.03
Investment Letter Agreement	Recitals
Leased Real Property	4.14
Limited Guaranty	Preamble
Limited Guarantor	Preamble
Marketing Period	8.03
Material Contract	4.20
Merger	2.01
Merger Consideration	2.02
MergerSub	Preamble
Morgan Stanley	4.24
NASDAQ	4.03
Negotiation Period	6.03
New or Amended Debt Commitment Letters	8.03
New Plan	7.04
Non-US Filings	4.07
No-Shop Period Start Date	6.03
No-Shop Representatives	6.03
Notification Date	10.01

Term	Section
Owned Real Property	4.14
Parent	Preamble
Parent Related Parties	10.02
Parent Termination Fee	11.04
Payoff Amount	8.04
Proxy Mailing Deadline	8.02
Proxy Statement	4.09
Real Property	4.14
Real Property Leases	4.14
Reinvestment Proceeds	5.07
Registered IP	4.15
Related Party	4.21
Related Party Transaction	4.21
Rennes Fondation	Recitals
Representatives	6.03
Required Information	8.03
Rollover Agreement	Recitals
Rollover Shares	Recitals
Sanctions	4.22
Schedule 13E-3	4.09
Special Committee	4.02
Superior Proposal	6.03
Surviving Corporation	2.01
Tax	4.16
Tax Grant	4.16
Taxing Authority	4.16
Tax Return	4.16
Tax Sharing Agreements	4.16
Transaction Litigation	8.07
Uncertificated Shares	2.03
Voting Agreements	Recitals

Section 1.02. Other Definitional and Interpretative Provisions. The words “hereof”, “herein” and “hereunder” and words of like import used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. The captions herein are included for convenience of reference only and shall be ignored in the construction or interpretation hereof. References to Articles, Sections, Exhibits and Schedules are to Articles, Sections, Exhibits and Schedules of this Agreement unless otherwise specified. All Exhibits and Schedules annexed hereto or referred to herein are hereby incorporated in and made a part of this Agreement as if set forth in full herein. Any capitalized terms used in any Exhibit or Schedule but not otherwise defined therein, shall have the meaning as defined in this Agreement. Any singular term in this Agreement shall be deemed to include the plural, and any plural term the singular. Whenever the words “include”, “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation”, whether or not they are in fact followed by those words or words of like import. “Writing”, “written” and comparable terms refer to printing, typing and other means of reproducing words (including electronic media) in a visible form. References to any statute shall be deemed to refer to such statute as amended from time to time and to any rules or regulations promulgated thereunder. References to any agreement or contract are to that agreement or contract as amended, modified or supplemented from time to time in accordance with the terms hereof and thereof; provided that with respect to any agreement or contract listed on any schedule hereto, all such amendments, modifications or supplements must also be listed in the appropriate schedule. References to any Person include the successors and permitted assigns of that Person. References from or through any date mean, unless otherwise specified, from and including or through and including, respectively. References to “law”, “laws” or to a particular statute or law shall be deemed also to include any Applicable Law.

ARTICLE 2

THE MERGER

Section 2.01. The Merger. (a) At the Effective Time, MergerSub shall be merged (the “Merger”) with and into the Company in accordance with Delaware Law, whereupon the separate existence of MergerSub shall cease, and the Company shall be the surviving corporation (the “Surviving Corporation”).

(b) Subject to the provisions of Article 9, the closing of the Merger (the “Closing”) shall take place in New York City at the offices of Davis Polk & Wardwell LLP, 450 Lexington Avenue, New York, New York, 10017 (i) at 9.00 a.m. on the third Business Day after the date on which all of the conditions set forth in Article 9 (other than conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or, to the extent permissible, waiver of those conditions at the Closing) have been satisfied or, to the extent permissible, waived by the party or parties entitled to the benefit of such conditions; provided that, if the Marketing Period has not ended at the time of the satisfaction or waiver of the conditions set forth in Article 9 (other than conditions that by their nature are to be satisfied at the Closing), the Closing shall take place on, and, notwithstanding anything in this Agreement that may be deemed to the contrary, Parent and MergerSub shall not have any obligation whatsoever to consummate the Closing until, the earlier to occur of (x) a date before or during the Marketing Period specified by Parent on no fewer than three Business Days’ written notice to the Company or (y) the third Business Day immediately following the final day of the Marketing Period (subject, in each case, to the satisfaction or, to the extent permissible, waiver of all of the conditions set forth in Article 9 as of the date determined pursuant to this proviso) or (ii) at such other place, at such other time or on such other date as Parent and the Company may mutually agree in writing. The date on which the Closing actually occurs is referred to herein as the “Closing Date.”

(c) At the Closing, the Company and MergerSub shall file a certificate of merger with the Delaware Secretary of State and make all other filings or recordings required by Delaware Law in connection with the Merger. The Merger shall become effective at such time (the “Effective Time”) as the certificate of merger is duly filed with the Delaware Secretary of State (or at such later time as may be specified in the certificate of merger).

(d) From and after the Effective Time, the Surviving Corporation shall possess all the rights, powers, privileges and franchises and be subject to all of the obligations, liabilities, restrictions and disabilities of the Company and MergerSub, all as provided under Delaware Law.

Section 2.02. Conversion of Shares. At the Effective Time:

(a) Except as otherwise provided in Section 2.02(b), Section 2.02(c) or Section 2.04, each share of Company Stock outstanding immediately prior to the Effective Time shall be converted into the right to receive $20.00 in cash, without interest (the “Merger Consideration”). As of the Effective Time, all such shares of Company Stock shall no longer be outstanding and shall automatically be canceled and retired and shall cease to exist, and shall thereafter represent only the right to receive the Merger Consideration to be paid in accordance with Section 2.03, without interest. Notwithstanding the foregoing, any Merger Consideration payable to the Raina Investors pursuant to this Section 2.02(a) in respect of the shares of Company Stock owned by such Raina Investors immediately prior to the Effective Time shall only be paid to the extent, and otherwise on the terms and subject to the conditions, set forth in the Investment Letter Agreement.

(b) Each share of Company Stock held by the Company as treasury stock or owned by Parent or MergerSub immediately prior to the Effective Time (other than shares held for the account of clients, customers or other Persons), and the Rollover Shares, shall be canceled, and no payment shall be made with respect thereto.

(c) Each share of Company Stock held by any Subsidiary of the Company immediately prior to the Effective Time shall be converted into such number of shares of stock of the Surviving Corporation such that each such Subsidiary owns the same percentage of the outstanding capital stock of the Surviving Corporation immediately following the Effective Time as such Subsidiary owned in the Company immediately prior to the Effective Time.

(d) Each share of common stock of MergerSub outstanding immediately prior to the Effective Time shall be converted into and become one share of common stock of the Surviving Corporation with the same rights, powers and privileges as the shares so converted and shall constitute the only outstanding shares of capital stock of the Surviving Corporation (except for any such shares resulting from the conversion of shares of Company Stock pursuant to Section 2.02(c)).

Section 2.03. Surrender and Payment. (a) Prior to the Effective Time, Parent shall appoint an agent reasonably acceptable to the Company (the “Exchange Agent”) for the purpose of exchanging for the Merger Consideration (i) certificates representing shares of Company Stock (the “Certificates”) or (ii) uncertificated shares of Company Stock (the “Uncertificated Shares”). Promptly after the Effective Time, Parent shall deposit in cash with the Exchange Agent the Merger Consideration to be paid in respect of all of the Certificates and the Uncertificated Shares representing shares of Company Stock entitled to payment pursuant to Section 2.02(a) (collectively, the “Aggregate Merger Consideration”). For the avoidance of doubt, such amounts on deposit with the Exchange Agent shall not be used for any purpose other than to fund payments due pursuant to Section 2.02(a). The Aggregate Merger Consideration deposited with the Exchange Agent shall, pending its disbursement to such holders, be invested by the Exchange Agent as directed by Parent; provided that such investments shall be in obligations of or guaranteed by the United States of America, in commercial paper obligations rated A-1 or P-1 or better by Moody’s Investors Service, Inc. or Standard & Poor’s respectively, or in money market funds having a rating in the highest investment granted by a recognized credit rating agency at the time of the investment. Any net profit resulting from, or interest or income produced by, such amounts on deposit with the Exchange Agent will be payable to Parent or as Parent otherwise directs. Promptly after the Effective Time, Parent shall send, or shall cause the Exchange Agent to send, to each holder of shares of Company Stock at the Effective Time a letter of transmittal and instructions (which shall specify that the delivery shall be effected, and risk of loss and title shall pass, only upon proper delivery of the Certificates or transfer of the Uncertificated Shares to the Exchange Agent) for use in such exchange.

(b) Each holder of shares of Company Stock that have been converted into the right to receive the Merger Consideration shall be entitled to receive, upon (i) surrender to the Exchange Agent of a Certificate, together with a properly completed letter of transmittal, or (ii) receipt of an “agent’s message” by the Exchange Agent (or such other evidence, if any, of transfer as the Exchange Agent may reasonably request) in the case of a book-entry transfer of Uncertificated Shares, the Merger Consideration payable for each share of Company Stock represented by a Certificate or Uncertificated Share. Until so surrendered or transferred, as the case may be, each such Certificate or Uncertificated Share shall represent after the Effective Time for all purposes only the right to receive the Merger Consideration.

(c) If any portion of the Merger Consideration is to be paid to a Person other than the Person in whose name the surrendered Certificate or the transferred Uncertificated Share is registered, it shall be a condition to such payment that (i) either such Certificate shall be properly endorsed or shall otherwise be in proper form for transfer or such Uncertificated Share shall be properly transferred and (ii) the Person requesting such payment shall pay to the Exchange Agent any transfer or other Taxes required as a result of such payment to a Person other than the registered holder of such Certificate or Uncertificated Share or establish to the satisfaction of the Exchange Agent that such Tax has been paid or is not payable.

(d) After the Effective Time, there shall be no further registration of transfers of shares of Company Stock. If, after the Effective Time, Certificates or Uncertificated Shares are presented to the Surviving Corporation or the Exchange Agent, they shall be canceled and exchanged for the Merger Consideration provided for, and in accordance with the procedures set forth, in this Article 2.

(e) Any portion of the Merger Consideration made available to the Exchange Agent pursuant to Section 2.03(a) (and any interest or other income earned thereon) that remains unclaimed by the holders of shares of Company Stock one year after the Effective Time shall be returned to the Surviving Corporation, and any such holder who has not exchanged such shares of Company Stock for the Merger Consideration in accordance with this Section 2.03 prior to that time shall thereafter look only to the Surviving Corporation for payment of the Merger Consideration in respect of such shares without any interest thereon. Notwithstanding the foregoing, Parent shall not be liable to any holder of shares of Company Stock for any amounts paid to a public official pursuant to applicable abandoned property, escheat or similar laws. Any amounts remaining unclaimed by holders of shares of Company Stock immediately prior to such time when the amounts would otherwise escheat to or become property of any Governmental Authority shall become, to the extent permitted by Applicable Law, the property of the Surviving Corporation free and clear of any claims or interest of any Person previously entitled thereto.

(f) Any portion of the Merger Consideration made available to the Exchange Agent pursuant to Section 2.03(a) to pay for Dissenting Shares for which appraisal rights have been perfected shall be returned to the Surviving Corporation, upon demand.

Section 2.04. Dissenting Shares. Notwithstanding Section 2.02, shares of Company Stock outstanding immediately prior to the Effective Time and held by a holder who has not voted in favor of the Merger or consented thereto in writing and who has demanded appraisal for such shares of Company Stock in accordance with Delaware Law (such shares, “Dissenting Shares”) shall not be converted into the right to receive the Merger Consideration, unless such holder fails to perfect, withdraws or otherwise loses the right to appraisal. If, after the Effective Time, such holder fails to perfect, withdraws or otherwise loses the right to appraisal, such Dissenting Shares shall be treated as if they had been converted as of the Effective Time into the right to receive the Merger Consideration. The Company shall give Parent prompt notice of any demands received by the Company for appraisal of shares of Company Stock, and Parent shall have the right to participate in and direct all negotiations and proceedings with respect to such demands. Except with the prior written consent of Parent, the Company shall not make any payment with respect to, or offer to settle or settle, any such demands.

Section 2.05. Stock Awards. (a) At or immediately prior to the Effective Time, each then outstanding option to purchase shares of Company Stock under any Company Stock Plan (a “Company Stock Option”), whether or not exercisable or vested, shall be canceled, and the Company shall pay each such holder at or promptly after the Effective Time for each such option an amount in cash determined by multiplying (i) the excess, if any, of the Merger Consideration over the applicable exercise price of such option by (ii) the number of shares of Company Stock such holder could have purchased (assuming full vesting of all options) had such holder exercised such option in full immediately prior to the Effective Time; provided that any amounts payable to Mr. Robin Raina pursuant to this Section 2.05(a) in respect of Company Stock Options owned by Mr. Raina at or immediately prior to the Effective Time shall only be paid to the extent, and otherwise on the terms and subject to the conditions, set forth in the Investment Letter Agreement.

(b) Immediately prior to the Effective Time, each share of Company Stock that was outstanding immediately prior to the Effective Time that was subject to vesting or other restrictions pursuant to a Company Stock Plan (a “Company Restricted Stock Award”) shall become fully vested and nonforfeitable, and such share shall be converted into the right to receive the Merger Consideration in accordance pursuant to Section 2.02(a); provided that any amounts payable to Mr. Robin Raina pursuant to this Section 2.05(b) in respect of such shares of Company Stock owned by Mr. Raina immediately prior to the Effective Time shall only be paid to the extent, and otherwise on the terms and subject to the conditions, set forth in the Investment Letter Agreement.

(c) Prior to the Effective Time, the Company, the Board of Directors (acting upon the recommendation of the Special Committee) and its compensation committee, as applicable, shall adopt any resolution and take all such actions as are necessary to give effect to the transactions contemplated by this Section 2.05, including: (i) obtaining any necessary consents from holders of Company Stock Options and Company Restricted Stock Awards for the cancellation of the Company Stock Options and the conversion of the Company Restricted Stock Awards and (ii) make any amendments to the terms of such Company Stock Options or Company Restricted Stock Awards as contemplated by this Section 2.05 that are necessary to give effect to the transactions contemplated by this Section 2.05. Notwithstanding any other provision of this Section 2.05, payment may be withheld in respect of any Company Stock Option or Company Restricted Stock Award until such necessary consents are obtained. All amounts payable pursuant to Section 2.05 shall be subject to any applicable withholding.

Section 2.06. Adjustments. If, during the period between the date of this Agreement and the Effective Time, the outstanding shares of capital stock of the

Company shall have been changed into a different number of shares or a different class or number of classes of shares, including by reason of any reclassification, recapitalization, stock split or combination, exchange or readjustment of shares, or any stock dividend thereon with a record date during such period, but excluding any change that results from any exercise of Company Stock Options, the Merger Consideration and any other amounts payable pursuant to this Agreement shall be appropriately adjusted.

Section 2.07. Withholding Rights. Notwithstanding any provision contained herein to the contrary, each of the Exchange Agent, the Company, the Surviving Corporation and Parent shall be entitled to deduct and withhold from the consideration otherwise payable to any Person pursuant to this Article 2 such amounts as it is required to deduct and withhold with respect to the making of such payment under any provision of Tax law. If the Exchange Agent, the Company, the Surviving Corporation or Parent, as the case may be, so withholds amounts, such amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which the Exchange Agent, the Company, the Surviving Corporation or Parent, as the case may be, made such deduction and withholding.

Section 2.08. Lost Certificates. If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if required by the Surviving Corporation, the posting by such Person of a bond, in such reasonable amount as the Surviving Corporation may direct, as indemnity against any claim that may be made against it with respect to such Certificate, the Exchange Agent shall pay, in exchange for such lost, stolen or destroyed Certificate, the Merger Consideration to be paid in respect of the shares of Company Stock represented by such Certificate, as contemplated by this Article 2.

ARTICLE 3

THE SURVIVING CORPORATION

Section 3.01. Certificate of Incorporation. The certificate of incorporation attached as Exhibit A hereto shall be the certificate of incorporation of the Surviving Corporation until amended in accordance with Applicable Law.

Section 3.02. Bylaws. The bylaws attached as Exhibit B hereto shall be the bylaws of the Surviving Corporation until amended in accordance with Applicable Law.

Section 3.03. Directors and Officers. Any director of the Company or any Subsidiary of the Company whose resignation has been requested by Parent at least three Business Days prior to the Closing Date shall resign from the Board of Directors with effect as of immediately prior to the Effective Time. From and after the Effective Time, until successors are duly elected or appointed and qualified in accordance with Applicable Law, (i) the directors of MergerSub at the Effective Time shall be the directors of the Surviving Corporation and (ii) the officers of the Company at the Effective Time shall be the officers of the Surviving Corporation.

ARTICLE 4

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Subject to Section 11.05, except as disclosed in any Company SEC Document filed after December 31, 2011, but before the date of this Agreement or as set forth in the Company Disclosure Schedule, the Company represents and warrants, on the date hereof and on the Closing Date, to Parent as follows:

Section 4.01. Corporate Existence and Power. The Company is a corporation duly incorporated, validly existing and in good standing under the laws of the State of Delaware and has all corporate powers and all governmental licenses, authorizations, permits, consents and approvals required to carry on its business as now conducted, except for those licenses, authorizations, permits, consents and approvals the absence of which would not have, individually or in the aggregate, a Material Adverse Effect on the Company. The Company is duly qualified to do business as a foreign corporation and is in good standing in each jurisdiction where such qualification is necessary, except for those jurisdictions where failure to be so qualified would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company. The Company has previously made available to Parent true and complete copies of the certificate of incorporation and bylaws of the Company as currently in effect.

Section 4.02. Corporate Authorization. (a) The execution, delivery and performance by the Company of this Agreement and the other Transaction Documents to which the Company is a party and the consummation by the Company of the transactions contemplated hereby and thereby are within the Company’s corporate powers and, except for the approval of the Company’s stockholders in connection with the consummation of the Merger, have been duly authorized by all necessary corporate action on the part of the Company. The affirmative vote of the holders of a majority of the outstanding shares of Company Stock is the only vote of the holders of any of the Company’s capital stock necessary in connection with the consummation of the Merger (the “Company Stockholder Approval”). Assuming the due authorization, execution and delivery hereof by the other parties hereto, this Agreement and each of the other Transaction Documents to which the Company is a party constitutes a valid and binding agreement of the Company enforceable against the Company in accordance with its terms (subject, in the case of enforceability, to applicable bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other laws affecting creditors’ rights generally and to general principles of equity).

(b) At a meeting duly called and held, a special committee (the “Special Committee”) of the Company’s Board of Directors (the “Board of Directors”) and the Board of Directors (acting on the recommendation of the Special Committee) has (i) unanimously determined that this Agreement and the transactions contemplated hereby are fair to and in the best interests of the Company’s stockholders, (ii) unanimously approved, adopted and declared advisable this Agreement and the other Transaction Documents to which the Company is a party and the transactions contemplated hereby and thereby and (iii) unanimously resolved, subject to Section 6.03, to recommend approval and adoption of this Agreement by its stockholders (such recommendation, the “Company Recommendation”).

Section 4.03. Governmental Authorization. The execution, delivery and performance by the Company of this Agreement and the other Transaction Documents to which the Company is a party and the consummation by the Company of the transactions contemplated hereby and thereby require no action by or in respect of, or filing with, any Governmental Authority, other than (i) the filing of a certificate of merger with respect to the Merger with the Delaware Secretary of State and appropriate documents with the relevant authorities of other states in which the Company is qualified to do business, (ii) compliance with any applicable requirements of the HSR Act, (iii) compliance with any applicable requirements of the 1933 Act, the 1934 Act, and any other applicable state or federal securities laws, (iv) compliance with any applicable requirements of The Nasdaq Stock Market (“NASDAQ”) and (v) any actions or filings the absence of which would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company.

Section 4.04. Non-Contravention. The execution, delivery and performance by the Company of this Agreement and the other Transaction Documents to which the Company is a party and the consummation of the transactions contemplated hereby and thereby do not and will not (i) contravene, conflict with, or result in any violation or breach of any provision of the certificate of incorporation or bylaws of the Company, (ii) assuming compliance with the matters referred to in Section 4.03, contravene, conflict with or result in a violation or breach of any provision of any Applicable Law, (iii) assuming compliance with the matters referred to in Section 4.03, require any consent or other action by any Person under, constitute a default, or an event that, with or without notice or lapse of time or both, would constitute a default, under, or cause or permit the termination, cancellation, acceleration or other change of any right or obligation or the loss of any benefit to which the Company or any of its Subsidiaries is entitled under any provision of any agreement or other instrument binding upon the Company or any of its Subsidiaries or any license, franchise, permit, certificate, approval or other similar authorization affecting, or relating in any way to, the assets or business of the Company and its Subsidiaries or (iv) result in the creation or imposition of any Lien on any asset of the Company or any of its Subsidiaries, with only such exceptions, in the case of each of clauses

(ii) through (iv), as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company (which definition shall be read for purposes of this representation and warranty without clause (i)(D) thereof).

Section 4.05. Capitalization. (a) The authorized capital stock of the Company consists of 60,000,000 shares of Company Stock and 500,000 shares of preferred stock, par value $0.10 per share. As of April 26, 2013, there were outstanding 37,297,600 shares of Company Stock, including 118,599 shares of Company Stock subject to Company Restricted Stock Awards, and Company Stock Options to purchase an aggregate of 1,919,589 shares of Company Stock and there were no shares of preferred stock outstanding. All outstanding shares of capital stock of the Company have been, and all shares that may be issued pursuant to any Company Stock Plan will be, when issued in accordance with the respective terms thereof, duly authorized and validly issued, fully paid and nonassessable and free of preemptive rights. Section 4.05 of the Company Disclosure Schedule contains a complete and correct list of each outstanding Company Stock Option and Company Restricted Stock Award, including the holder, date of grant, exercise price (if any) and number of shares of Company Stock subject thereto.

(b) There are no outstanding bonds, debentures, notes or other indebtedness of the Company having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matters on which stockholders of the Company may vote. Except as set forth in this Section 4.05 and for changes since April 26, 2013 resulting from the exercise of Company Stock Options outstanding on such date, there are no issued, reserved for issuance or outstanding (i) shares of capital stock or other voting securities of or ownership interests in the Company, (ii) securities of the Company convertible into or exchangeable for shares of capital stock or other voting securities of or ownership interests in the Company or (iii) warrants, calls, options or other rights to acquire from the Company, or other obligation of the Company to issue, any capital stock, voting securities or securities convertible into or exchangeable for capital stock or voting securities of the Company or (iv) restricted shares, stock appreciation rights, performance units, contingent value rights, “phantom” stock or similar securities or rights that are derivative of, or provide economic benefits based, directly or indirectly, on the value or price of, any capital stock of or voting securities of the Company (the items in clauses (i) through (iv) of this Section 4.05(b) being referred to collectively as the “Company Securities”). There are no outstanding obligations of the Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire any of the Company Securities. Neither the Company nor any of its Subsidiaries is a party to any voting agreement with respect to the voting of any Company Securities.

(c) Except as set forth in this Section 4.05, none of (i) the shares of capital stock of the Company or (ii) Company Securities are owned by any Subsidiary of the Company.

Section 4.06. Subsidiaries. (a) Each Subsidiary of the Company has been duly organized, is validly existing and (where applicable) in good standing under the laws of its jurisdiction of organization, has all organizational powers and all governmental licenses, authorizations, permits, consents and approvals required to carry on its business as now conducted, except for those licenses, authorizations, permits, consents and approvals the absence of which would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company. Each such Subsidiary is duly qualified to do business as a foreign entity and is in good standing in each jurisdiction where such qualification is necessary, except for those jurisdictions where failure to be so qualified would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company. All material Subsidiaries of the Company and their respective jurisdictions of organization are identified in the Company 10-K.

(b) All of the outstanding capital stock of or other voting securities of, or ownership interests in, each Subsidiary of the Company, is owned by the Company, directly or indirectly, free and clear of any Lien and free of any other limitation or restriction (including any restriction on the right to vote, sell or otherwise dispose of such capital stock or other voting securities or ownership interests). There are no issued, reserved for issuance or outstanding (i) securities of the Company or any of its Subsidiaries convertible into, or exchangeable for, shares of capital stock or other voting securities of, or ownership interests in, any Subsidiary of the Company, (ii) warrants, calls, options or other rights to acquire from the Company or any of its Subsidiaries, or other obligations of the Company or any of its Subsidiaries to issue, any capital stock or other voting securities of, or ownership interests in, or any securities convertible into, or exchangeable for, any capital stock or other voting securities of, or ownership interests in, any Subsidiary of the Company or (iii) restricted shares, stock appreciation rights, performance units, contingent value rights, “phantom” stock or similar securities or rights that are derivative of, or provide economic benefits based, directly or indirectly, on the value or price of, any capital stock or other voting securities of, or ownership interests in, any Subsidiary of the Company (the items in clauses (i) through (iii) being referred to collectively as the “Company Subsidiary Securities”). There are no outstanding obligations of the Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire any of the Company Subsidiary Securities. Except for the capital stock or other voting securities of or ownership interests in its Subsidiaries, the Company does not own, directly or indirectly, any capital stock or other voting securities of or ownership interests in any Person.

Section 4.07. SEC Filings and the Sarbanes-Oxley Act; Other Securities Law Filings. (a) The Company has filed with or furnished to the SEC, and made available to Parent (to the extent that full and complete copies have not been published on the SEC’s EDGAR site), all reports, schedules, forms, statements, prospectuses, registration statements and other documents required to be filed or furnished by the Company since January 1, 2010 (collectively, together with any exhibits and schedules thereto and other information incorporated therein, the “Company SEC Documents”).

(b) As of its filing date (and as of the date of any amendment), each Company SEC Document complied, and each Company SEC Document filed subsequent to the date hereof will comply, as to form in all material respects with the applicable requirements of the 1933 Act and the 1934 Act, as the case may be.

(c) As of its filing date (or, if amended or superseded by a filing prior to the date hereof, on the date of such filing), each Company SEC Document filed pursuant to the 1934 Act did not, and each Company SEC Document filed subsequent to the date hereof will not, contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading.

(d) Each Company SEC Document that is a registration statement, as amended or supplemented, if applicable, filed pursuant to the 1933 Act, as of the date such registration statement or amendment became effective, did not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading.

(e) The Company has established and maintains disclosure controls and procedures (as defined in Rule 13a-15 under the 1934 Act). Such disclosure controls and procedures are designed to ensure that material information relating to the Company, including its consolidated Subsidiaries, is made known to the Company’s principal executive officer and its principal financial officer by others within those entities, particularly during the periods in which the periodic reports required under the 1934 Act are being prepared. Such disclosure controls and procedures are effective in timely alerting the Company’s principal executive officer and principal financial officer to material information required to be included in the Company’s periodic and current reports required under the 1934 Act. For purposes of this Agreement, “principal executive officer” and “principal financial officer” shall have the meanings given to such terms in the Sarbanes-Oxley Act.

(f) Since January 1, 2010, the Company and its Subsidiaries have established and maintained a system of internal controls over financial reporting (as defined in Rule 13a-15 under the 1934 Act) sufficient to provide reasonable assurance regarding the reliability of the Company’s financial reporting and the preparation of Company financial statements for external purposes in accordance with GAAP. The Company has disclosed, based on its most recent evaluation of internal controls prior to the date hereof, to the Company’s auditors and audit committee (i) any significant deficiencies and material weaknesses in the design or operation of internal controls which are reasonably likely to adversely affect in any material respect the Company’s ability to record, process, summarize and report financial information and (ii) any fraud, whether or not material, that involves management or other employees who have a significant role in internal controls. The Company has made available to Parent a summary of any such disclosure made by management to the Company’s auditors and audit committee since January 1, 2010.

(g) There are no outstanding loans or other extensions of credit made by the Company or any of its Subsidiaries to any executive officer (as defined in Rule 3b-7 under the 1934 Act) or director of the Company. The Company has not, since the enactment of the Sarbanes-Oxley Act, taken any action prohibited by Section 402 of the Sarbanes-Oxley Act.

(h) Since January 1, 2010, the Company has complied in all material respects with the applicable listing and corporate governance rules and regulations of NASDAQ.

(i) Each of the principal executive officer and principal financial officer of the Company (or each former principal executive officer and principal financial officer of the Company, as applicable) have made all certifications required by Rule 13a-14 and 15d-14 under the 1934 Act and Sections 302 and 906 of the Sarbanes-Oxley Act and any related rules and regulations promulgated by the SEC and NASDAQ, and the statements contained in any such certifications were as of their respective dates complete and correct.

(j) Section 4.07(j) of the Company Disclosure Schedule describes, and the Company has made available to Parent copies of the documentation creating or governing, all securitization transactions and other off-balance sheet arrangements (as defined in Item 303 of Regulation S-K of the SEC) that existed or were effected by the Company or any of its Subsidiaries since January 1, 2010.

(k) Since January 1, 2010, (i) none of the Company, any of its Subsidiaries or any director, officer or auditor of the Company or any of its Subsidiaries has received, and the Company has no knowledge of, any material complaint, allegation, assertion or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods of the Company or any of its Subsidiaries or their respective internal accounting controls, including any material complaint, allegation, assertion or claim that the Company or any of its Subsidiaries has engaged in questionable accounting or auditing practices, and (ii) no law firm or individual attorney representing the Company or any of its Subsidiaries has reported, in writing or otherwise, evidence of a material violation of any securities laws, breach of fiduciary duty or other similar violation by the Company or any of its officers, directors, employees or agents to the Board of Directors or any committee thereof or to any director or officer of the Company.

(l) All disclosures and filings made by the Company or any Subsidiary thereof since January 1, 2010 with any non-US securities exchange or similar regulator (“Non-US Filings”) have complied, and each such Non-US Filing filed or released subsequent to the date hereof will comply, in all material respects, with all applicable requirements of Applicable Law in the jurisdiction of filing.

(m) The Company has previously made available to Parent true and complete copies of (i) all comment letters received from the SEC and its responses thereto, to the extent that such letters and responses have not been published on the SEC’s EDGAR site, and (ii) copies of all Non-US Filings, to the extent not publicly available.

Section 4.08. Financial Statements. (a) The audited consolidated financial statements and unaudited consolidated interim financial statements of the Company included or incorporated by reference in the Company SEC Documents fairly present in all material respects, in conformity with GAAP applied on a consistent basis (except as may be indicated in the notes thereto), the consolidated financial position of the Company and its consolidated Subsidiaries as of the dates thereof and their consolidated results of operations and cash flows for the periods then ended (subject to, in the case of the unaudited consolidated interim financial statements, (x) normal year-end audit adjustments, to the extent that the effect of such adjustments are not material, individually or in the aggregate to the Company and its Subsidiaries, taken as a whole, and (y) the exclusion of footnotes to the extent that, if presented, such footnotes would not differ materially from those in the most recent audited consolidated financial statements of the Company); and (b) no material restatement of the Company’s financial statements for any of the years ended December 31, 2012, 2011 or 2010 has occurred or is required under GAAP or the 1934 Act.

Section 4.09. Disclosure Documents. The proxy statement of the Company to be filed with the SEC in connection with the Merger (the “Proxy Statement”) and the Rule 13E-3 Transaction Statement on Schedule 13E-3 to be filed, if applicable, with the SEC in connection with this Agreement (the “Schedule 13E-3”) will, when filed (including at the time of filing of any amendments or supplements thereto), comply as to form in all material respects with the applicable requirements of the 1934 Act. The Proxy Statement, as amended or supplemented, at the time it is first mailed to the stockholders of the Company and at the time of the Company Stockholder Approval, and the Schedule 13E-3, on the date that it and any amendment or supplement thereto is filed with the SEC, in each case will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. The representations and warranties contained in this Section 4.09 will not apply to statements or omissions included or incorporated by reference in the Proxy Statement or Schedule 13E-3 based upon information supplied by Parent, MergerSub or any of their respective Representatives or advisors specifically for use or incorporation by reference therein.

Section 4.10. Absence of Certain Changes. (a) Since the Company Balance Sheet Date, the business of the Company and its Subsidiaries has been conducted in all material respects in the ordinary course consistent with past practices, and there has not been any event, occurrence, development or state of circumstances or facts that has had or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company.

(b) From the Company Balance Sheet Date until the date hereof, there has not been any action taken by the Company or any of its Subsidiaries that, if taken during the period from the date of this Agreement through the Effective Time without Parent’s consent, would constitute a breach of Section 6.01 (other than subsections 6.01(c)(i), 6.01(j), 6.01(k) and 6.01(l)).

Section 4.11. No Undisclosed Material Liabilities. There are no liabilities or obligations of the Company or any of its Subsidiaries of any kind whatsoever, whether accrued, contingent, absolute, determined, determinable or otherwise, other than: (i) liabilities or obligations disclosed and provided for in the Company Balance Sheet or in the notes thereto; (ii) ordinary course liabilities or obligations incurred in the ordinary course of business consistent with past practices since the Company Balance Sheet Date; and (iii) liabilities or obligations that would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company.

Section 4.12. Compliance with Laws and Court Orders. The Company and each of its Subsidiaries is, and since January 1, 2010, has been, in compliance in all material respects with, and to the knowledge of the Company is not under investigation with respect to and has not been threatened to be charged with or given notice of any violation of, any Applicable Law. There is (a) no material judgment, decree, injunction, rule or order of any arbitrator or Governmental Authority outstanding against the Company or any of its Subsidiaries and (b) no judgment, decree, injunction, rule or order of any arbitrator or Governmental Authority outstanding against the Company or any of its Subsidiaries that in any manner seeks to prevent, enjoin, alter or materially delay the Merger or any of the other transactions contemplated hereby.

Section 4.13. Litigation. There is no action, suit, investigation or proceeding pending against, or, to the knowledge of the Company, threatened against or affecting, the Company, any of its Subsidiaries, any present or former officer, director or employee of the Company or any of its Subsidiaries or any Person for whom the Company or any of its Subsidiaries may be liable or any of their respective properties before (or, in the case of threatened actions, suits, investigations or proceedings, would be before) or by any Governmental Authority or arbitrator, that (a) would reasonably be expected to be material, individually or in the aggregate, to the Company and its Subsidiaries, taken as a whole or (b) as of the date of this Agreement, in any manner seeks to prevent, enjoin, alter or materially delay the Merger or any of the transactions contemplated hereby.

Section 4.14. Properties. (a) Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company, the Company and its Subsidiaries have (i) good and valid title to all real property owned by the Company or its Subsidiaries (the “Owned Real Property”), (ii) valid and enforceable leasehold interests in all real property in which the Company or such Subsidiaries hold an interest pursuant to a lease, sublease, license or other similar written agreement (the “Leased Real Property,” together with the Owned Real Property (the “Real Property”), and such leases, subleases, licenses or other similar written agreements, the “Real Property Leases”) and (iii) good and marketable title, or valid and enforceable rights to use under existing franchises, easements or licenses, or valid and enforceable leasehold interests in, all of its tangible personal properties and assets necessary to carry on their businesses as now being conducted, in each of clauses (i) – (iii), free and clear of Liens. Section 4.14 of the Company Disclosure Schedule sets forth a true, complete and correct list of all Real Property.

(b) Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company, (i) each Real Property Lease is valid and in full force and effect and (ii) neither the Company nor any of its Subsidiaries, nor to the Company’s knowledge any other party to a Real Property Lease, has violated any provision of, or taken or failed to take any act which, with or without notice, lapse of time, or both, would constitute a default under the provisions of such Real Property Lease, and neither the Company nor any of its Subsidiaries has received notice that it has breached, violated or defaulted under any Real Property Lease.

Section 4.15. Intellectual Property; IT Assets.

(a) Section 4.15(a) of the Company Disclosure Schedule sets forth a true, complete and correct list, as of the date of this Agreement, of all of the following included in the Owned IP: (i) patents and pending patent applications; (ii) trademark and service mark registrations and applications for registration; (iii) Internet domain names and applications therefor; and (iv) copyright registrations and pending applications for registration (collectively, the “Registered IP”). Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company: (A) none of the Registered IP has been adjudged invalid or unenforceable in whole or in part, and, to the knowledge of the Company, with the exception of pending patent applications, all of such Registered IP is subsisting, valid and enforceable; and (B) the Company and its Subsidiaries have taken all commercially reasonable steps necessary to protect and maintain their rights in the Registered IP (including the payment of all applicable maintenance fees and the filing of applicable statements of use).

(b) Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company: (i) the Company and its Subsidiaries are the sole and exclusive owners of all of the Owned IP; (ii) the Company and each of its Subsidiaries owns, or is validly licensed to use (in each case, free and clear of any Liens), all Intellectual Property used in or necessary for the conduct of its business as currently conducted; (iii) neither Company nor any of its Subsidiaries, nor the conduct of their respective businesses, infringes, misappropriates, dilutes or otherwise violates the Intellectual Property of any other Person (or has done so at any time within the past six (6) years); (iv) to the knowledge of the Company, no Person is challenging, infringing, misappropriating, diluting or otherwise violating any Intellectual Property right owned by and/or licensed to the Company or any of its Subsidiaries (or has done so at any time within the past six (6) years); and (v) neither the Company nor any of its Subsidiaries has received any written notice or otherwise has knowledge of any pending claim, action, suit, order or proceeding with respect to any Intellectual Property used by the Company or any of its Subsidiaries or alleging that any services provided, processes used or products manufactured, used, imported, offered for sale or sold by the Company or any of its Subsidiaries infringes, misappropriates, dilutes or otherwise violates any Intellectual Property rights of any Person (including any offer to license Intellectual Property from any Person (including any non-practicing entity), which offer would be sufficient grounds for the Company to state a claim for which declaratory relief could be granted against such Person).

(c) Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company, the consummation of the transactions contemplated by this Agreement will not: (i) alter, encumber, impair or extinguish any Intellectual Property of the Company or any of its Subsidiaries or, the knowledge of the Company, of Parent or any of its Affiliates; (ii) impair the right of Parent to develop, use, sell, license or dispose of, or to bring any action for the infringement of, any Intellectual Property of the Company or any of its Subsidiaries; or (iii) result in the release of, or give rise to any right of any third Person to request or receive, in source code form, any Software included in the Owned IP.

(d) Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company: (i) the Company and its Subsidiaries have taken reasonable steps in accordance with customary practices in their industry to maintain the confidentiality of all Trade Secrets owned, used or held for use by the Company or any of its Subsidiaries and no such Trade Secrets have been disclosed other than to employees, Representatives and agents of the Company or any of its Subsidiaries all of whom are bound by written confidentiality agreements; (ii) the Company and its Subsidiaries have secured valid written assignments (including specific waivers of the right to receive any compensation) from all Persons, including former and current employees, consultants and contractors, who contributed to the creation or development of any portion of any Owned IP, to the extent such contributions are not already owned by the Company or one of its Subsidiaries by operation of Applicable Law; (iii) no funding or facility of any Governmental Authority, university, college, other educational institution or research center was used in the development of any Owned IP; (iv) no current or former employee, consultant or independent contractor who was involved in, or contributed to, the creation or development of any Owned IP has performed services for any Governmental Authority or a university, college or other educational institution or research center during a period of time during which such employee, consultant or independent contractor was also involved in, or contributing to, the creation or development of any Owned IP; and (v) neither the Company nor any of its Subsidiaries is required to pay any royalty or make any other form of payment to any Governmental Authority, university, college or other educational institution or research center to allow the use, licensing, assignment or transfer of any Owned IP.

(e) Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company: (i) the Company and its Subsidiaries own, lease or license all IT Assets that are necessary to conduct their respective businesses as currently conducted; (ii) the Company and its Subsidiaries have taken reasonable steps consistent with customary practices in their industry to protect and maintain the security and integrity of their IT Assets and to protect them against unauthorized use, modification, or access thereto, or the introduction of any viruses or other unauthorized, damaging or corrupting code or elements; (iii) the IT Assets operate and perform in accordance with their specifications and documentation, and in a manner that permits the Company and its Subsidiaries to conduct their respective businesses as currently conducted, and there has been no failure or other substandard performance of any of such IT Assets since January 1, 2010 which has caused any disruption to their respective businesses; (iv) to the knowledge of the Company, the IT Assets are free from defects, viruses, worms, Trojan horses or similar flaws or harmful programs, and have not been the subject of any actual or attempted attack, intrusion or unauthorized access (including any “denial of service” attack); and (v) the Company and its Subsidiaries have implemented reasonable backup and disaster recovery technology consistent with customary practices in their industry.

(f) Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company: (i) the Company and its Subsidiaries have not used Open Source Software in such a way that creates, or purports to create, obligations for the Company or any of its Subsidiaries with respect to any Owned IP or grants, or purports to grant, to any third party, any rights or immunities related to any such Owned IP, except with respect to any Software that the Company has deliberately and publicly released to the open source community in a manner that does not preclude or restrict in any way the Company and its Subsidiaries’ continued use and exploitation of such Software or otherwise adversely affect the Company or any of its Subsidiaries; (ii) without limiting the foregoing, no Software included in the Owned IP or any other product of the Company or any of its Subsidiaries contains, is derived from, is distributed with, or is being or was developed using any Open Source Software in a manner that results in, or would reasonably be expected to result in, (A) a requirement or condition that such Software or product or any part thereof be (x) disclosed or distributed in source code form, (y) licensed for the purpose of making modifications or derivative works, or (z) redistributable at no charge, or (B) any other limitation, restriction or condition on the right or ability of the Company and its Subsidiaries to use or distribute any such Software or product; and (iii) the Company and its Subsidiaries have complied with all terms and conditions applicable to any Open Source Software used in connection with their respective businesses.

(g) Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company: (i) the Company and its Subsidiaries are not obligated, nor have they otherwise committed, to provide Software or hardware upgrades to any customer other than in the ordinary course of business; (ii) there are no known customer Software or hardware upgrades that are required to be undertaken by the Company or any of its Subsidiaries within the twelve (12) months following the date hereof for which the customer is not obligated to reimburse or otherwise compensate the Company and its Subsidiaries; (iii) there are no unbudgeted Software or hardware upgrades planned over the twelve (12) months following the date hereof for internal use by the Company or any of its Subsidiaries; (iv) neither the Company nor any of its Subsidiaries has entered into an agreement with any Person (including any customer) that gives to such Person an indemnity in connection with any Owned IP, product or service other than any agreement giving indemnities that, for all claims under such agreement, could not result in aggregate liability to the Company and its Subsidiaries in excess of $5,000,000 or the amounts paid by such Person to the Company and its Subsidiaries under such agreement; and (v) no Person has received or requested indemnification by the Company or any of its Subsidiaries in connection with any Owned IP, product or service.

(h) Since January 1, 2010, except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company: (i) each of the Company and its Subsidiaries has, and has had, in place adequate policies, procedures and technological measures, consistent with customary practices in their industry, to maintain the security and confidentiality of all personally identifiable information and other highly sensitive personal information (including health-related information) stored or held by or on behalf of the Company or any of its Subsidiaries and to protect it from unauthorized access, transfer or disclosure; (ii) each of the Company and its Subsidiaries is, and has been, in compliance with and, to the knowledge of the Company, is not under investigation with respect to and has not been threatened to be charged with or given any notice of any violation of, any of their respective stated privacy policies, programs and other similar notices or any Applicable Laws with respect to data privacy or protection; and (iii) to the knowledge of the Company, there have not been any incidents of data security breaches with respect to, or other incidents of unauthorized access to or unauthorized disclosure or transfer of, any personally identifiable information or other highly sensitive personal information (including health-related information) stored or held by or on behalf of the Company or any of its Subsidiaries.

Section 4.16. Taxes. (a) All material Tax Returns required by Applicable Law to be filed with any Taxing Authority by, or on behalf of, the Company or any of its Subsidiaries, and all other Tax Returns where the failure to file such Tax Returns would reasonably expected to have a Material Adverse Effect, have been filed when due in accordance with all Applicable Law, and all such Tax Returns are, or shall be at the time of filing, true and complete in all material respects.

(b) The Company and each of its Subsidiaries has paid (or has had paid on its behalf) or has withheld and remitted to the appropriate Taxing Authority all Taxes due and payable (other than Taxes being contested in good faith for which adequate reserves have been established in accordance with GAAP), or, where payment is not yet due, has established (or has had established on its behalf and for its sole benefit and recourse) in accordance with GAAP an adequate accrual for all material Taxes through the end of the last period for which the Company and its Subsidiaries ordinarily record items on their respective books.

(c) The income and franchise Tax Returns of the Company and its Subsidiaries through the Tax year ended January 1, 2008 have been examined and closed or are Tax Returns with respect to which the applicable period for assessment under Applicable Law, after giving effect to extensions or waivers, has expired.

(d) There is no claim, audit, action, suit, proceeding or investigation now pending or, to the Company’s knowledge, threatened against or with respect to the Company or its Subsidiaries in respect of any Tax or Tax asset. Neither the Company nor any of its Subsidiaries has received a written claim from any Governmental Authority in a jurisdiction where the Company or any of its Subsidiaries does not file Tax Returns that the Company or any of its Subsidiaries is or may be subject to taxation in such jurisdiction.

(e) During the five-year period ending on the date hereof, neither the Company nor any of its Subsidiaries was a distributing corporation or a controlled corporation in a transaction intended to be governed by Section 355 of the Code.

(f) Neither the Company nor any of its Subsidiaries owns an interest in real property in any jurisdiction in which a Tax is imposed, or the value of the interest is reassessed, on the transfer of an interest in real property and which treats the transfer of an interest in an entity that owns an interest in real property as a transfer of the interest in real property.

(g) (i) Neither the Company nor any of its Subsidiaries has been a member of an affiliated, consolidated, combined or unitary group other than one of which Company was the common parent, or made any election or participated in any arrangement whereby any Tax liability or any Tax asset of the Company or any of its Subsidiaries was determined or taken into account for Tax purposes with reference to or in conjunction with any Tax liability or any Tax Asset of any other Person; (ii) neither the Company nor any of its Subsidiaries is party to any Tax Sharing Agreement; (iii) none of the Company or any of its Subsidiaries are liable for Taxes of another Person (other than the Company and its Subsidiaries) as a transferee or by reason of any express or implied agreement; and (iv) neither the Company nor any of its Subsidiaries has entered into any agreement or arrangement with any Taxing Authority with regard to the Tax liability of the Company or any of its Subsidiaries affecting any Tax period for which the applicable statute of limitations, after giving effect to extensions or waivers, has not expired.

(h) The Company and its Subsidiaries have complied in all material respects with the conditions stipulated in each Tax Grant, no submissions made to any Taxing Authority in connection with obtaining any Tax Grant contained any material misstatement or omission and the transactions expressly contemplated by this Agreement will not adversely affect the eligibility of the Company or any of its Subsidiaries for any Tax Grant.

(i) (i) No Tax asset of the Company or its Subsidiaries is currently subject to a limitation under Section 382 or Section 383 of the Code (or any similar provision of the Tax laws of any jurisdiction); (ii) each of the Company and its Subsidiaries is in compliance in all material respects with all applicable transfer pricing laws; (iii) any amounts owed by the Company or its U.S. Subsidiaries to any non-U.S. Subsidiaries are settled through cash payments within 60 days and no non-U.S. Subsidiary holds such obligations for 180 or more calendar days during its taxable year; and (iii) there is no consolidated overall foreign loss that could be allocated, in whole or in part, to the Company or any of its Subsidiaries.

(j) Section 4.16(j) of the Company Disclosure Schedule contains a list of all jurisdictions (whether foreign or domestic) in which the Company or any of its Subsidiaries currently files Tax Returns.

“Tax” means (i) any tax, governmental fee or other like assessment or charge of any kind whatsoever (including withholding on amounts paid to or by any Person), together with any interest, penalty, addition to tax or additional amount imposed by any Governmental Authority (a “Taxing Authority”) responsible for the imposition of any such tax (domestic or foreign), and any liability for any of the foregoing as transferee, (ii) in the case of the Company or any of its Subsidiaries, liability for the payment of any amount of the type described in clause (i) as a result of being or having been before the Effective Time a member of an affiliated, consolidated, combined or unitary group, or a party to any agreement or arrangement, as a result of which liability of the Company or any of its Subsidiaries to a Taxing Authority is determined or taken into account with reference to the activities of any other Person, and (iii) liability of the Company or any of its Subsidiaries for the payment of any amount as a result of being party to any Tax Sharing Agreement or with respect to the payment of any amount imposed on any Person of the type described in (i) or (ii) as a result of any existing express or implied agreement or arrangement (including an indemnification agreement or arrangement). “Tax Return” means any report, return, document, declaration or other information or filing required to be supplied to any Taxing Authority with respect to Taxes, including information returns, any documents with respect to or accompanying payments of estimated Taxes, or with respect to or accompanying requests for the extension of time in which to file any such report, return, document, declaration or other information. “Tax Sharing Agreements” means all existing agreements or arrangements (whether or not written) binding the Company or any of its Subsidiaries that provide for the allocation, apportionment, sharing or assignment of any Tax liability or benefit, or the transfer or assignment of income, revenues, receipts, or gains for the purpose of determining any Person’s Tax liability (excluding any indemnification agreement or arrangement pertaining to the sale or lease of assets or subsidiaries). “Tax Grant” means any Tax exemption, Tax holiday or reduced Tax rate granted by a Taxing Authority with respect to the Company or any of its Subsidiaries that is not generally available to Persons without specific application therefor.

Section 4.17. Employee Benefit Plans. (a) Schedule 4.17 contains a correct and complete list of each Company Employee Plan and specifies whether such plan is a Company U.S. Plan or a Company International Plan. Copies of such plans and all amendments thereto have been furnished to Parent together with (i) the current trust agreements, insurance contracts or other funding arrangements and amendments thereto; (ii) the current prospectus or summary plan description and all summaries of material modifications; (iii) the annual returns/reports (Form 5500) and accompanying schedules and attachments thereto for the most recently completed plan year; and (iv) the most recently prepared actuarial reports and financial statements.

(b) Neither the Company nor any ERISA Affiliate thereof has currently, has had in the last six years, or is reasonably expected to have, any liability under Title IV of ERISA.

(c) Each Company Employee Plan that is intended to be qualified under Section 401(a) of the Code has received a favorable determination letter, or has pending or has time remaining in which to file, an application for such determination from the IRS, or is maintained under a prototype or volume submitter plan and may rely upon a favorable opinion or advisory letter issued by the IRS with respect to such prototype or volume submitter plan, and the Company is not aware of any reason why any such determination letter could reasonably be expected to be revoked or not be reissued. The Company has made available to Parent copies of the most recent IRS determination, opinion or advisory letters with respect to each such Company Employee Plan. Each Company Employee Plan has been maintained in material compliance with its terms and with the requirements prescribed by any and all Applicable Laws, including ERISA and the Code, which are applicable to such Company Employee Plan.

(d) All contributions, premiums and payments that are due have been made for each Company Employee Plan within the time periods prescribed by the terms of such plan and Applicable Law, and all contributions, premiums and payments for any period ending on or before the Closing that are not due are properly accrued to the extent required to be accrued under applicable accounting principles and have been properly reflected on the Company Balance Sheet.

(e) Each Company International Plan (i) has been maintained in material compliance with its terms and Applicable Law, (ii) if intended to qualify for special tax treatment, meets all the requirements for such treatment, and (iii) if required by its terms or Applicable Law, to any extent, to be funded, book-reserved or secured by an insurance policy, is fully funded, book-reserved or secured by an insurance policy, as applicable, based on reasonable actuarial assumptions in accordance with applicable accounting principles. From and after the Closing, the Surviving Corporation and its Affiliates will receive the full benefit of any funds, accruals and reserves under the Company International Plans.

(f) Except as set forth and described in reasonable detail in the appropriate subsection of Section 4.17(f) of the Company Disclosure Schedule, the consummation of the transactions contemplated by this Agreement will not (either alone or together with any other event) (i) entitle any current or former Company Service Provider to any payment or benefit, including any bonus, retention, severance, retirement or job security payment or benefit; (ii) accelerate the time of payment or vesting or trigger any payment or funding (through a grantor trust or otherwise) of compensation or benefits under, or increase the amount payable or trigger any other obligation under, any Company Employee Plan; (iii) limit or restrict the right of the Company or any of its Subsidiaries or, after the Closing, the Surviving Corporation or Parent, to merge, amend or terminate any Company Employee Plan, or (iv) result in the payment of any amount that would not be deductible under Section 280G or Section 162(m) of the Code.

(g) Each Company Employee Plan, and any award thereunder, that is or forms part of a “nonqualified deferred compensation plan” within the meaning of Section 409A or 457A of the Code has been timely amended (if applicable) to comply and has been operated in material compliance with, and the Company and its Subsidiaries have materially complied in practice and operation with, all applicable requirements of Section 409A and 457A of the Code.

(h) Neither the Company nor any of its Subsidiaries has any obligation to gross-up, indemnify or otherwise reimburse any current or former Company Service Provider for any tax incurred by such Company Service Provider, including income taxes, or taxes incurred under Section 409A, 457A or 4999 of the Code.

(i) Neither the Company nor any of its Subsidiaries has any current or projected liability for, and no Company Employee Plan provides or promises, any post-employment or post-retirement medical, life insurance or similar benefits (whether insured or self-insured) to any current or former Company Service Provider (other than coverage mandated by Applicable Law, including benefits required to be provided to avoid excise tax under Section 4980B of the Code).

(j) There is no action, suit, investigation, audit, proceeding or claim pending against or involving or, to the knowledge of the Company, threatened against or threatened to involve, any Company Employee Plan before any court or arbitrator or any Governmental Authority, including the IRS, the DOL or the PBGC.

Section 4.18. Labor and Employee Matters. (a) (i) Section 4.18(a)(i) of the Company Disclosure Schedule sets forth, for each Company Employee whose annual base compensation exceeds $125,000, such employee’s name, employer, title, hire date, location, whether full- or part-time, whether active or on leave (and, if on leave, the nature of the leave and the expected return date), annual salary or wage rate, most recent annual bonus received and current annual bonus opportunity, and (ii) Section 4.18(a)(ii) of the Company Disclosure Schedule separately sets forth, for each individual independent contractor engaged by the Company or any of its Subsidiaries whose annual compensation exceeds $125,000, such contractor’s name, duties and rate of compensation.

(b) Neither the Company nor any of its Subsidiaries is or has been a party to or subject to, or is currently negotiating in connection with entering into, any written or oral agreement, memorandum of understanding or other contractual obligation between the Company or any of its Subsidiaries and any labor organization or other authorized employee representative representing Company Service Providers (a “Collective Bargaining Agreement”). There has not been any organizational campaign, petition or other unionization activity seeking recognition of a collective bargaining unit relating to any Company Service Provider. Neither the Company nor any of its Subsidiaries has failed to comply with the provisions of any Collective Bargaining Agreement, and there are no grievances outstanding against the Company or any of its Subsidiaries under any such agreement. There are no unfair labor practice complaints pending or, to the Company’s knowledge, threatened against the Company or any of its Subsidiaries before the United States National Labor Relations Board or any other federal, state, local or foreign Governmental Authority or any current union representation questions involving Company Service Providers. There is no labor strike, slowdown, stoppage, picketing, interruption of work or lockout pending or, to the Company’s knowledge, threatened against or affecting the Company or any of its Subsidiaries. The consent or consultation of, or the rendering of formal advice by, any labor or trade union, works council or other employee representative body is not required for the Company to enter into this Agreement or to consummate any of the transactions contemplated hereby.

(c) Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company, the Company and its Subsidiaries are in compliance with all Applicable Laws relating to labor and employment, including those relating to labor management relations, wages, hours, overtime, employee classification, discrimination, sexual harassment, civil rights, affirmative action, work authorization, immigration, safety and health, information privacy and security, workers compensation, continuation coverage under group health plans, wage payment and the payment and withholding of taxes. There is no charge which has been asserted or is now pending or, to the knowledge of the Company, threatened, before any Governmental Authority (including the United States Equal Employment Opportunity Commission, the DOL, the IRS, or any other similar federal, state, local or foreign Governmental Authority), and neither the Company nor any of its Subsidiaries is under investigation or audit, with respect to (i) discrimination in employment or employment practices, for any reason, including age, gender, race, religion or other legally protected category, or (ii) violation of the U.S. Fair Labor Standards Act of 1934, or any other federal, state, local or foreign wage and hour laws.

Section 4.19. Environmental Matters. (a) Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company: (i) no notification, demand, request for information, citation, summons or order has been received, no complaint has been filed, no penalty has been assessed and no investigation, action, suit or proceeding (or any basis therefor) is pending or, to the knowledge of the Company, is threatened relating to the Company, any of its Subsidiaries or any of their respective properties, and relating to or arising out of any Environmental Law or Hazardous Substance; (ii) the Company and its Subsidiaries are and have been in compliance with all Environmental Laws and all applicable Environmental Permits; and (iii) there are no liabilities or obligations of the Company or any of its Subsidiaries of any kind whatsoever, whether accrued, contingent, absolute, determined, determinable or otherwise arising under or relating to any Environmental Law or any Hazardous Substance and there is no condition, situation or set of circumstances that could reasonably be expected to result in any such liability or obligation.

(b) There has been no environmental investigation, study, audit, test, review or other analysis conducted of which the Company has knowledge in relation to the current or prior business of the Company or any of its Subsidiaries or any property now or previously owned, leased or operated by the Company or any of its Subsidiaries that has not been delivered to Parent at least five Business Days prior to the date hereof.

(c) None of the transactions contemplated by this Agreement requires any filing, notification or other action under any Environmental Law, including, without limitation, the Connecticut Transfer Act and the New Jersey Industrial Site Recovery Act.

Section 4.20. Material Contracts. (a) As of the date hereof, neither the Company nor any Subsidiary is a party to or bound by:

(i) any lease (whether of real or personal property) providing for annual rentals of $500,000 or more;

(ii) any agreement for the purchase of materials, supplies, goods, services, equipment or other assets providing for either (A) annual payments by the Company and the Subsidiaries of $500,000 or more or (B) aggregate payments by the Company and the Subsidiaries of $1,000,000 or more;

(iii) any sales, distribution or other similar agreement providing for the sale by the Company or any Subsidiary of materials, supplies, goods, services, equipment or other assets that provides for either (A) annual payments to the Company and the Subsidiaries of $2,000,000 or more or (B) aggregate payments to the Company and the Subsidiaries of $5,000,000 or more;

(iv) any partnership, joint venture or other similar agreement or arrangement;

(v) any agreement relating to the disposition of any business (whether by merger, sale of stock, sale of assets or otherwise) owned by the Company or any of its Subsidiaries;

(vi) any agreement relating to the acquisition of any business (whether by merger, sale of stock, sale of assets or otherwise) (A) entered into since January 1, 2010 or (B) that contains any outstanding non-competition, earn-out or other contingent payment obligations or any other outstanding obligation of the Company or any of its Subsidiaries;

(vii) any agreement relating to indebtedness for borrowed money or the deferred purchase price of property (in either case, whether incurred, assumed, guaranteed or secured by any asset), except any such agreement with an aggregate outstanding principal amount not exceeding $500,000 and which may be prepaid on not more than 30 days’ notice without the payment of any penalty;

(viii) any agreement pursuant to which the Company or any of its Subsidiaries is granted rights (including any covenant not to assert) with respect to any material Intellectual Property (other than licenses of unmodified commercially available off-the-shelf software);

(ix) any agreement pursuant to which the Company or any of its Subsidiaries grants rights (including any covenant not to assert) with respect to any material Intellectual Property owned by or licensed to the Company or any of its Subsidiaries (including any agreement that would encumber or purport to encumber any Intellectual Property owned by or exclusively licensed to any Affiliate of the Company (other than any of its Subsidiaries) which is not a direct party to such agreement), other than non-exclusive grants of such rights in the ordinary course of business by the Company or any of its Subsidiaries in connection with and limited to use of any of the Company’s or its Subsidiaries’ supplied products or services;

(x) any option, franchise or similar agreement;

(xi) any agency, dealer, sales representative, marketing or other similar agreement;

(xii) any agreement that limits the freedom of the Company or any Subsidiary (or that purports, after the Closing to limit the freedom of Parent, the Company or any of their respective affiliates) to compete in any line of business or with any Person or in any area;

(xiii) any agreement with (A) any of the Company’s Affiliates, (B) any Person directly or indirectly owning, controlling or holding with power to vote, 5% or more of the outstanding voting securities of the Company or any of its Affiliates, (C) any Person 5% or more of whose outstanding voting securities are directly or indirectly owned, controlled or held with power to vote by the Company or any of its Affiliates or (D) any director or officer of the Company or any of its Affiliates or any “associates” or members of the “immediate family” (as such terms are respectively defined in Rule 12b-2 and Rule 16a-1 of the 1934 Act) of any such director or officer; or

(xiv) any other agreement, commitment, arrangement or plan not made in the ordinary course of business that is material to the Company and the Subsidiaries, taken as a whole.

(b) Each agreement, contract, plan, lease, arrangement or commitment disclosed in any Schedule to this Agreement or required to be disclosed pursuant to this Section or any other Section of this Article 4 (each, a “Material Contract”) is a valid and binding agreement of the Company or any Subsidiary, as the case may be (subject, in the case of enforceability, to applicable bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other laws affecting creditors’ rights generally and to general principles of equity), and is in full force and effect, and none of the Company, any Subsidiary or, to the knowledge of the Company, any other party thereto is in default or breach in any material respect under the terms of any such agreement, contract, plan, lease, arrangement or commitment, and, to the knowledge of the Company, no event or circumstance has occurred that, with notice or lapse of time or both, would constitute any event of default thereunder. True and complete copies of each such agreement, contract, plan, lease, arrangement or commitment have been delivered to Parent.

Section 4.21. Related Party Transactions. No present or former director, officer or Affiliate of the Company or any of its Subsidiaries (each, a “Related Party”) (a) is, or since December 31, 2009, has been, a party to any transaction, contract or understanding with or binding upon the Company or any of its Subsidiaries or any of their respective properties or assets (other than ordinary course employment or similar services agreements consistent with past practices), nor are there any of the foregoing currently proposed to the Company’s audit committee, or (b) has any interest in any property owned by the Company or any of its Subsidiaries, in each case, that is of a type that would be required to be disclosed in the Company SEC Documents pursuant to Item 404 of Regulation S-K (a “Related Party Transaction”) that has not been so disclosed. Any Related Party Transaction as of the time it was entered into and as of the time of any amendment or renewal thereof contained such terms and conditions as were at least as favorable to the Company and any of its Subsidiaries as would have been obtainable by the Company or any such Subsidiary in a similar transaction with an unaffiliated third party. No Related Party owns, directly or indirectly, on an individual or joint basis, any interest in, or serves as an officer or director or in another similar capacity of, any supplier or any independent contractor of the Company or any of its Subsidiaries, or any organization which has any Material Contract with the Company or any of its Subsidiaries.

Section 4.22. Foreign Corrupt Practices and International Trade Sanctions. (a) Neither the Company nor any of its Subsidiaries, nor any director, officer, employee or controlled Affiliate thereof, nor, to the Company’s knowledge, any agent or representative of the Company or of any of its Subsidiaries or controlled Affiliates, has taken or will take any action in furtherance of an offer, payment, promise to pay, or authorization or approval of the payment or giving of money, property, gifts or anything else of value to (i) any “government official” (including any officer or employee of a government or government-owned or controlled entity or of a public international organization, or any person acting in an official capacity for or on behalf of any of the foregoing, or any political party or party official or candidate for political office) in order to influence official action, (ii) any person (whether or not a government official) to influence that person to act in breach of a duty of good faith, impartiality or trust (“acting improperly”), to reward the person for acting improperly, or in circumstances where the recipient would be acting improperly by receiving the thing of value; or (iii) any person while knowing or having reason to know that all or any portion of the money or other thing of value will be offered, promised or given to a government official in order to influence or reward official action or to any person to influence such person to act improperly or reward the person for doing so. The Company and its Subsidiaries and controlled Affiliates have conducted their businesses in compliance with all applicable anti-corruption laws, including, without limitation, the Foreign Corrupt Practices Act, and have instituted and maintain and will continue to maintain policies and procedures designed to promote and achieve compliance with such laws and with the representation and warranty contained herein.

(b) Neither the Company nor any of its Subsidiaries, nor any of their directors, officers, employees or controlled Affiliates, is a Person that is, or is owned or controlled by a Person that is: (A) the subject of any sanctions administered by the U.S. Department of Treasury’s Office of Foreign Assets Control (OFAC) or the U.S. Department of State, the United Nations Security Council, the European Union, or other relevant sanctions authority (collectively, “Sanctions”), or (B) located, organized or resident in a country or territory that is the subject of Sanctions (including, without limitation, Burma/Myanmar, Cuba, Iran, North Korea, Sudan and Syria).

(c) Except as set forth on Section 4.22(c) of the Company Disclosure Schedule, for the past five years, neither the Company nor any of its Subsidiaries or controlled Affiliates has engaged in, or is now engaged in, directly or indirectly, any dealings or transactions with any Person, or in any country or territory, that, at the time of the dealing or transaction, is or was the subject of Sanctions.

(d) The Company and its Subsidiaries and controlled Affiliates are and, except as disclosed on Section 4.22(d) of the Company Disclosure Schedule, for the past five years have been in compliance with, and, to the Company’s knowledge, have not been penalized for or under investigation with respect to and have not been threatened to be charged with or given notice of any violation of, any applicable Sanctions or export controls laws.

Section 4.23. Regulated Businesses. Neither the Company nor any of its Affiliates is engaged in banking, financial services, telecommunications or public utility businesses, and (b) none of their respective business activities, products or services are regulated by any foreign, state, federal or local insurance regulator in any jurisdiction.

Section 4.24. Finders’ Fees. Except for Morgan Stanley & Co., LLC (“Morgan Stanley”), a full and complete copy of whose engagement agreement has been provided to Parent, there is no investment banker, broker, finder or other intermediary that has been retained by or is authorized to act on behalf of the Company or any of its Subsidiaries who might be entitled to any fee or commission from the Company or any of its Affiliates in connection with the transactions contemplated by this Agreement.

Section 4.25. Opinion of Financial Advisor. The Special Committee has received the opinion of Morgan Stanley, financial advisor to the Special

Committee, to the effect that, as of the date of this Agreement, the Merger Consideration is fair to the Company’s stockholders (other than each of the Raina Investors, the Rennes Fondation and Parent and its Affiliates) from a financial point of view.

Section 4.26. Antitakeover Statutes. The Company has taken all action necessary to exempt the Merger, this Agreement, the other Transaction Documents and the transactions contemplated hereby and thereby from Section 203 of Delaware Law, and, accordingly, neither such Section nor any other antitakeover or similar statute or regulation applies or purports to apply to any such transactions. No other “control share acquisition,” “interested shareholder,” “fair price,” “moratorium” or other antitakeover laws enacted under U.S. state or federal laws apply to this Agreement or any of the transactions contemplated hereby.

Section 4.27. No Additional Representations. Except for the representations and warranties made by the Company in this Article 4, neither the Company nor any other Person makes any express or implied representation or warranty with respect to the Company or its Subsidiaries or their respective businesses, operations, employees, consultants, independent contractors, assets, liabilities, conditions (financial or otherwise) or prospects.

ARTICLE 5

REPRESENTATIONS AND WARRANTIES OF PARENT

Subject to Section 11.05, Parent represents and warrants to the Company, on the date hereof and on the Closing Date, as follows:

Section 5.01. Corporate Existence and Power. Each of Parent and MergerSub is a corporation duly incorporated, validly existing and in good standing under the laws of the State of Delaware and has all corporate powers and all governmental licenses, authorizations, permits, consents and approvals required to carry on its business as now conducted, except for those licenses, authorizations, permits, consents and approvals the absence of which would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Parent. Since the date of its incorporation, MergerSub has not engaged in any activities other than in connection with or as contemplated by this Agreement. Parent has previously made available to the Company a true and complete copy of its and MergerSub’s respective certificates of incorporation and bylaws as currently in effect.

Section 5.02. Corporate Authorization. The execution, delivery and performance by Parent and MergerSub of this Agreement and the other Transaction Documents to which either Parent or MergerSub is a party and the consummation by Parent and MergerSub of the transactions contemplated hereby and thereby are within the corporate powers of Parent and MergerSub and have been duly authorized by all necessary corporate action. Each of this Agreement and the other Transaction Documents to which either Parent or MergerSub is a party constitutes a valid and binding agreement of each of Parent and MergerSub, enforceable against Parent and MergerSub in accordance with its terms (subject, in the case of enforceability, to applicable bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other laws affecting creditors’ rights generally and general principles of equity).

Section 5.03. Governmental Authorization. The execution, delivery and performance by Parent and MergerSub of this Agreement and the other Transaction Documents to which either Parent or MergerSub is a party and the consummation by Parent and MergerSub of the transactions contemplated hereby and thereby require no action by or in respect of, or filing with, any Governmental Authority, other than (i) the filing of a certificate of merger with respect to the Merger with the Delaware Secretary of State and appropriate documents with the relevant authorities of other states in which Parent is qualified to do business, (ii) compliance with any applicable requirements of the HSR Act, (iii) compliance with any applicable requirements of the 1933 Act, the 1934 Act and any other state or federal securities laws and (iv) any actions or filings the absence of which would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Parent.

Section 5.04. Non-contravention. The execution, delivery and performance by Parent and MergerSub of this Agreement and the other Transaction Documents to which either Parent or MergerSub is a party and the consummation by Parent and MergerSub of the transactions contemplated hereby and thereby do not and will not (i) contravene, conflict with, or result in any violation or breach of any provision of the certificate of incorporation or bylaws of Parent or MergerSub, (ii) assuming compliance with the matters referred to in Section 5.03, contravene, conflict with or result in a violation or breach of any provision of any Applicable Law, (iii) assuming compliance with the matters referred to in Section 5.03, require any consent or other action by any Person under, constitute a default under, or cause or permit the termination, cancellation, acceleration or other change of any right or obligation or the loss of any benefit to which Parent or any of its Subsidiaries is entitled under any provision of any agreement or other instrument binding upon Parent or any of its Subsidiaries or (iv) result in the creation or imposition of any Lien on any asset of the Parent or any of its Subsidiaries, with only such exceptions, in the case of each of clauses (ii) through (iv), as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Parent.

Section 5.05. Disclosure Documents. The information supplied by Parent for inclusion in the Proxy Statement or Schedule 13E-3 will not, (a) in the case of the Proxy Statement, at the time that it, as amended or supplemented, is first mailed to the stockholders of the Company and at the time of the Company Stockholder Approval, and (b) in the case of the Schedule 13E-3, on the date that it and any amendment or supplement thereto is filed with the SEC, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. The representations and warranties contained in this Section 5.05 will not apply to statements or omissions included or incorporated by reference in the Proxy Statement or Schedule 13E-3 based upon information supplied by the Company or any of its Representatives or advisors specifically for use or incorporation by reference therein.

Section 5.06. Finders’ Fees. Except for Goldman Sachs & Co, Inc., whose fees will be paid by Parent, there is no investment banker, broker, finder or other intermediary that has been retained by or is authorized to act on behalf of Parent who might be entitled to any fee or commission from the Company or any of its Affiliates upon consummation of the transactions contemplated by this Agreement.

Section 5.07. Financing. (a) Parent has delivered to the Company true, complete and fully executed copies of (i) commitment letters (the “Debt Commitment Letters”) from Goldman Sachs Lending Partners LLC, Credit Suisse Securities (USA) LLC and Credit Suisse AG confirming their respective commitments to provide Parent with debt financing in connection with the transactions contemplated hereby in the amount set forth therein (the “Debt Financing”), (ii) a commitment letter (the “Equity Commitment Letter” and together with the Debt Commitment Letters, the “Financing Commitment Letters”) from Broad Street Principal Investments, L.L.C. confirming its commitments to provide Parent with equity financing in connection with the transactions contemplated hereby in the amount set forth therein (the “Equity Financing” and together with the Debt Financing, the “Financing”), (iii) the Rollover Agreement, pursuant to which the Rennes Fondation has agreed to contribute to Parent the Rollover Shares immediately prior to the Closing, on the terms and subject to the conditions set forth therein and (iv) the Investment Letter Agreement, pursuant to which the Raina Investors have agreed to reinvest, at the Closing, certain proceeds (the “Reinvestment Proceeds”) otherwise receivable by such Raina Investors pursuant to Sections 2.02 and 2.05 hereof in respect of certain shares of Company Stock and the Company Stock Options owned by such Raina Investors, in the amount, and on the terms and subject to the conditions, set forth therein.

(b) The Equity Commitment Letter is in full force and effect and is a valid and binding obligation of Parent and the other parties thereto. Each of the Debt Commitment Letters, the Rollover Agreement and the Investment Letter Agreement is in full force and effect and is a valid and binding obligation of Parent and, to the knowledge of Parent, the other parties thereto. As of the date hereof, none of the Financing Commitment Letters, the Rollover Agreement or the Investment Letter Agreement have been amended or modified in any material respect, and the respective commitments contained in the Financing Commitment Letters have not been withdrawn, rescinded or otherwise modified in any material respect. Subject to the terms and conditions of the Financing Commitment Letters and the Investment Letter Agreement and assuming the consummation of the transactions contemplated under the Rollover Agreement and the Investment Letter Agreement at the Closing, the aggregate proceeds of the Financing, together with the Reinvestment Proceeds, are in an amount sufficient to (i) pay the amounts payable by Parent pursuant to Article 2, (ii) repay the principal and interest on all loans outstanding under the Company Credit Facility required to be repaid in connection with or as a result of the Merger and (iii) pay all related fees and expenses of Parent, MergerSub and their respective Representatives pursuant to this Agreement.

Section 5.08. Investigations, Litigation. To the knowledge of Parent, as of the date of this Agreement, (a) there is no investigation or review pending (or, to the knowledge of Parent, threatened) by any Governmental Authority with respect to Parent or any of its Subsidiaries (including MergerSub) which would, individually or in the aggregate, impair, prevent or materially delay the ability of Parent or its Subsidiaries to perform their obligations under this Agreement and (b) there are no litigations, claims, actions, arbitrations, suits, inquiries, investigations, hearings or proceedings (whether civil, criminal or administrative) pending (or, to the knowledge of Parent, threatened) against or affecting Parent or its Subsidiaries, or any of their respective properties before, and there are no orders, awards, injunctions, judgments, enactments, rulings, subpoenas, verdicts or decrees of, or before, any Governmental Authority, in each case which would, individually or in the aggregate, impair, prevent or materially delay the ability of Parent or its Subsidiaries to perform their obligations under this Agreement.

Section 5.09. Certain Arrangements. Other than the Transaction Documents, there are no contracts, undertakings, commitments, agreements, obligations, arrangements or understandings, whether written or oral, between the Parent and any of its Subsidiaries, on the one hand, and any beneficial owner of outstanding Company Stock or any member of the Company’s management or Board of Directors, on the other hand, (i) relating in any way to such Company Stock, the transactions contemplated by this Agreement, or to the ownership or operations of the Company after the Effective Time, or (ii) prohibiting the parties to the Voting Agreements from taking the actions described therein.

Section 5.10. Ownership of Common Stock. As of the date of this Agreement, none of Parent or any of its Subsidiaries beneficially owns, directly or indirectly (including pursuant to a derivatives contract), any shares of Company Stock or other Company Securities and none of Parent or its Subsidiaries has any rights to acquire, directly or indirectly, any shares of Company Stock or other Company Securities, except pursuant to this Agreement and the Rollover Agreement.

Section 5.11. Solvency. On the Closing Date, immediately after giving effect to the consummation of the transactions contemplated by this Agreement (including the Merger and the Financing) and assuming (i) the accuracy of each of the representations and warranties of the Company contained in Article 4 and (ii) the performance by the Company of its obligations hereunder, the Surviving Corporation will be Solvent.

Section 5.12. Investigations; No Other Representations and Warranties. (a) Each of Parent and MergerSub has conducted its own independent review and analysis of the business, operations, assets, liabilities, results of operations, financial condition and prospects of the Company and its Subsidiaries and acknowledges that it has been provided access for such purposes. In entering into this Agreement, each of Parent and MergerSub has relied solely upon its independent investigation and analysis of the Company and its Subsidiaries, and, without waiving any claim for fraud, each of Parent and MergerSub acknowledges and agrees that it has not been induced by and has not relied upon any representations, warranties or statements, whether express or implied, made by the Company, any of its Subsidiaries, or any of their respective Affiliates, stockholders, controlling persons or Representatives, that are not expressly set forth in this Agreement, whether or not such representations, warranties or statements were made in writing or orally. Each of Parent and MergerSub acknowledges and agrees that, to the fullest extent permitted by Applicable Law, but without waiving any claim for fraud, the Company and its Subsidiaries, and their respective Affiliates, stockholders, controlling persons or Representatives, shall have no liability or responsibility whatsoever to Parent, MergerSub or their respective Affiliates, stockholders, controlling persons or Representatives on any basis (including in contract or tort, under federal or state securities laws or otherwise) based upon any information (including any statement, document or agreement delivered in connection with this Agreement and any financial statements and any projections, estimates or other forward-looking information) provided or made available (including in any data room, management presentation, information or descriptive memorandum or supplemental information), or oral or written statements made (or any omissions therefrom), to Parent, MergerSub or their respective Affiliates, stockholders, controlling persons or Representatives, except for the representations and warranties of the Company expressly set forth in Article 4 (subject to the qualifications set forth therein).

(b) Parent and MergerSub each acknowledge and agree that, except for the representations and warranties expressly set forth in Article 4 (subject to the qualifications set forth therein), but without waiving any claim for fraud, (i) the Company does not make, and has not made, any representations or warranties relating to itself or its Subsidiaries or their respective businesses or otherwise in connection with the Merger and Parent and MergerSub are not relying on any representation or warranty except for those expressly set forth in this Agreement, (ii) no Person has been authorized by the Company to make any representation or warranty relating to the Company or its Subsidiaries or their respective businesses or otherwise in connection with the Merger, and if made, such representation or warranty must not be relied upon by Parent or MergerSub as having been authorized by such party and (iii) any estimates, projections, predictions, data, financial information, memoranda, presentations or any other materials or information provided or addressed to Parent, MergerSub or any of their Representatives are not and shall not be deemed to be or include representations or warranties unless any such materials or information is the subject of any express representation or warranty set forth in Article 4 of this Agreement.

ARTICLE 6

COVENANTS OF THE COMPANY

The Company agrees that:

Section 6.01. Conduct of the Company. Except as set forth in Section 6.01 of the Company Disclosure Schedule, except as expressly permitted or expressly required by this Agreement or Applicable Law or with the prior written consent of Parent, from the date hereof until the Effective Time, the Company shall, and shall cause each of its Subsidiaries to, conduct its business in the ordinary course consistent with past practice and use its commercially reasonable efforts to (i) preserve intact in all material respects its present business organization, (ii) maintain in effect all of its foreign, federal, state and local licenses, permits, consents, franchises, approvals and authorizations, (iii) keep available the services of its directors, officers and key employees, (iv) maintain satisfactory relationships with its material customers, lenders, suppliers and others having material business relationships with it and (v) manage its working capital (including the timing of collection of accounts receivable and of the payment of accounts payable) in the ordinary course of business consistent with past practice. Without limiting the generality of the foregoing, except with the prior written consent of Parent, which shall not be unreasonably withheld, delayed or conditioned (except in the case of Sections 6.01(a) through (c), (e), (f), (h), (i), (k), (m) and (p) (to the extent that such subsection (p) relates to any of Sections 6.01(a) through (c), (e), (f), (h), (i), (k) or (m)), in which case Parent may withhold, delay or condition its consent in its sole discretion), as expressly required by this Agreement or Applicable Law, or set forth in Section 6.01 of the Company Disclosure Schedule, the Company shall not, nor shall it permit any of its Subsidiaries to:

(a) amend its articles of incorporation, bylaws or other similar organizational documents (whether by merger, consolidation or otherwise);

(b) (i) split, combine or reclassify any shares of its capital stock, (ii) declare, set aside or pay any dividend or other distribution (whether in cash, stock or property or any combination thereof) in respect of its capital stock, except for dividends by any of its wholly owned Subsidiaries located solely within the United States or (iii) redeem, repurchase or otherwise acquire or offer to redeem, repurchase, or otherwise acquire any Company Securities or any Company Subsidiary Securities, except for the delivery of Company Securities by holders of Company Stock Options or Company Restricted Stock Awards to the Company to pay any applicable exercise price and/or Taxes related to the exercise or vesting of such awards;

(c) (i) issue, deliver or sell, or authorize the issuance, delivery or sale of, any shares of any Company Securities or Company Subsidiary Securities, other than the issuance of (A) any shares of the Company Stock upon the exercise of Company Stock Options that are outstanding on the date of this Agreement in accordance with their terms on the date of this Agreement and (B) any Company Subsidiary Securities to the Company or any other Subsidiary of the Company or (ii) amend any term of any Company Security or any Company Subsidiary Security (in each case, whether by merger, consolidation or otherwise);

(d) incur any capital expenditures, or any obligations or liabilities in respect thereof, except for capital expenditures not to exceed $250,000 individually or $2,000,000 in the aggregate;

(e) acquire (by merger, consolidation, acquisition of stock or assets or otherwise), directly or indirectly, any assets, securities, properties, interests or businesses, other than in the ordinary course of business of the Company and its Subsidiaries in a manner that is consistent with past practice;

(f) sell, lease or otherwise transfer, or create or incur any Lien on, any of the Company’s or its Subsidiaries’ material assets, securities, properties, interests or businesses, other than (i) sales of services and (ii) Liens arising under the Company Credit Facility, in each case in the ordinary course of business consistent with past practice;

(g) without limiting the preceding clause (f), license, sell, assign, abandon, allow to lapse, transfer, convey, lease or otherwise dispose of any Intellectual Property or IT Assets owned, used or held for use by the Company or any of its Subsidiaries, other than in the ordinary course of business consistent with past practice;

(h) other than in connection with actions permitted by Section 6.01(d) or Section 6.01(e), make any loans, advances or capital contributions to, or investments in, any other Person, other than in the ordinary course of business consistent with past practice;

(i) create, incur, assume, suffer to exist or otherwise be liable with respect to any indebtedness for borrowed money or guarantees thereof, except for borrowings under the Company Credit Facility in the ordinary course of business consistent with past practice;

(j) (i) enter into any contract, agreement, arrangement or understanding that would constitute a Material Contract if it had been entered into prior to the date hereof, other than any agreement for the sale of services by the Company or any Subsidiary entered into in the ordinary course of business consistent with past practice (including, for the avoidance of doubt, in connection with any action permitted to be taken pursuant to any subsection of this Section 6.01), or (ii) amend or modify in any material respect or terminate any Material Contract or otherwise waive, release or assign any material rights, claims or benefits of the Company or any of its Subsidiaries (other than expiration of any Material Contract in accordance with its terms);

(k) (i) grant or increase any severance, retention or termination pay to (or amend any existing severance pay, retention or termination arrangement), (ii)enter into any employment, consulting, bonus, change in control, deferred compensation or other similar agreement (or amend any such existing agreement), (iii) increase benefits payable under any Company Employee Plan, (iv) establish, adopt or amend (except as required by Applicable Law) or enter into any Company Employee Plan or Collective Bargaining Agreement or (v) increase compensation, bonus or other benefits payable to any current or former Company Service Provider, except, with respect to any Company Service Provider whose annual base compensation does not exceed $125,000, increases in annual base compensation of up to 3% in the ordinary course of business consistent with past practice;

(l) hire any new Company Service Provider (other than hires of Company Service Providers with annual base compensation of less than $125,000 in the ordinary course of business consistent with past practice) or terminate the service of any Company Service Provider other than for cause or take any action which is reasonably likely to give rise to a “good reason” (or any term of similar import) claim;

(m) change the Company’s methods of accounting, except as required by concurrent changes in GAAP or in Regulation S-X of the 1934 Act, as agreed to by its independent public accountants;

(n) transfer any cash or funds held by the Company or any Subsidiary outside the United States, on the one hand, to the Company or any Subsidiary in the United States, on the other hand, or permit the making of any loan by a Subsidiary outside the United States to the Company or any Subsidiary in the United States, other than any such transfers or loans (i) in an aggregate amount (including all such transfers and loans) not exceeding $15.0 million and (ii) which, individually or in the aggregate, could not reasonably be expected to have any adverse tax consequences to the Company on a consolidated basis;

(o) obtain any insurance policy relating to tax matters of the Company and its Subsidiaries, or enter into any contract, agreement, arrangement or understanding in respect thereof; or

(p) agree, resolve or commit to do any of the foregoing.

Section 6.02. Company Stockholder Meeting. The Company shall cause a meeting of its stockholders (the “Company Stockholder Meeting”) to be duly called and held as soon as reasonably practicable, and in any event within 40 days after the date of mailing of the Proxy Statement (with the record date and meeting date for the Company Stockholder Meeting to be selected with the reasonable consent of Parent), for the purpose of voting on the approval and adoption of this Agreement and the Merger; provided that the Company may postpone or adjourn the Company Stockholder Meeting (i) with the consent of Parent, (ii) for the absence of a quorum or (iii) (A) to allow reasonable additional time for any supplemental or amended disclosure which the Company has determined in good faith (after consultation with outside counsel) is necessary under Applicable Law to be disseminated and reviewed by the Company’s stockholders prior to the Company Stockholder Meeting or (B) once for a period not to exceed fifteen days, for additional solicitation of votes in order to obtain the Company Stockholder Approval. The Company shall comply with all Applicable Laws that are applicable to the Company Stockholder Meeting and, unless the Board of Directors shall have effected an Adverse Recommendation Change pursuant to, and in accordance with the terms of, Section 6.03, the Board of Directors (acting on the recommendation of the Special Committee) shall (A) include the Company Recommendation in the Proxy Statement and Schedule 13E-3 and (B) use its reasonable best efforts to obtain the Company Stockholder Approval. Without limiting the generality of the foregoing, unless this Agreement has been terminated in accordance with Section 10.01, this Agreement, the Merger and the other transactions contemplated hereby shall be submitted to the Company’s stockholders at the Company Stockholder Meeting whether or not an Adverse Recommendation Change shall have occurred.

Section 6.03. No Solicitation; Other Offers.

(a) Go-Shop Period.

(i) Permitted Activities. Notwithstanding any other provision of this Agreement to the contrary, during the period beginning on the date hereof and continuing until 12:01 a.m. (New York City time) on the 45th day thereafter (the “No-Shop Period Start Date”), the Company and its Affiliates and their respective directors, officers, employees, investment bankers, attorneys, accountants and other advisors or representatives (collectively, “Representatives”) shall have the right to, directly or indirectly: (A) initiate, solicit and encourage Acquisition Proposals, including by way of providing access to non-public information pursuant to an Acceptable Confidentiality Agreement (the entry into which shall be a precondition to making any such information available to any Third Party); provided that, to the extent that any non-public information relating to the Company or its Subsidiaries is provided to any Third Party or any Third Party is given access which was not previously provided to or made available to Parent, such non-public information or access is provided or made available to Parent prior to or substantially concurrently therewith and (B) enter into and maintain or continue discussions or negotiations with respect to potential Acquisition Proposals or otherwise cooperate with, or assist or participate in, or facilitate, any such inquiries, proposals, discussions or negotiations.

(ii) Restrictions during the Go-Shop Period. For the sake of clarity, notwithstanding Section 6.03(a)(i), prior to the No-Shop Period Start Date, none of the Board of Directors, any committee thereof (including the Special Committee), the Company or any of its Subsidiaries shall, and nor shall the Company or any of its Subsidiaries authorize or permit any of their respective No-Shop Representatives to, directly or indirectly, (A) fail to make, withdraw or modify in a manner adverse to Parent the Company Recommendation (or recommend an Acquisition Proposal or take any action or make any statement inconsistent with the Company Recommendation) (any of the foregoing in this clause (A), an “Adverse Recommendation Change”), in each case except in compliance with (I) Sections 6.03(c)(ii) and 6.03(d) or (II) Sections 6.03(c)(iii) and 6.03(d), (B) amend, modify or grant any waiver or release under, any standstill, confidentiality or similar agreement of the Company or any of its Subsidiaries, provided that, notwithstanding anything in this Agreement to the contrary, it is understood and agreed that the Company by execution of this Agreement shall be deemed to have waived immediately prior to the date of this Agreement any provision in any such agreement that prohibits the counterparty thereto from confidentially requesting the Company or such Subsidiary to amend or waive the standstill provision in such agreement (i.e., a “don’t ask, don’t waive” provision) to the extent necessary (and only to such extent) to enable such counterparty to convey confidentially an Acquisition Proposal to the Board of Directors, (C) approve any transaction under, or any Person becoming an “interested stockholder” under, Section 203 of Delaware Law, except in compliance with Section 6.03(c)(iii) or (D) enter into any agreement in principle, letter of intent, term sheet, merger agreement, acquisition agreement, option agreement or other similar instrument relating to an Acquisition Proposal (any such agreement, an “Alternative Acquisition Agreement”), except, in the case of this clause (D), after compliance with Sections 6.03(c)(ii) and 6.03(d) and termination of this Agreement pursuant to Section 10.01(d)(iii).

(b) General Prohibitions – No-Shop Period. Subject to the remainder of this Section 6.03, from the No-Shop Period Start Date until the Effective Time, neither the Company nor any of its Subsidiaries shall, nor shall the Company or any of its Subsidiaries authorize or permit any of its or their respective No-Shop Representatives to, directly or indirectly, (i) solicit, initiate or take any action to knowingly facilitate or encourage the submission of any Acquisition Proposal, (ii) enter into or participate in any discussions or negotiations with, furnish any information relating to the Company or any of its Subsidiaries or afford access to the business, properties, assets, books or records of the Company or any of its Subsidiaries to, otherwise cooperate in any way with, or knowingly assist, participate in, facilitate or encourage any effort by any Third Party that is seeking to make, or has made, an Acquisition Proposal, (iii) permit or make an Adverse Recommendation Change, (iv) amend, modify or grant any waiver or release under, any standstill, confidentiality or similar agreement of the Company or any of its Subsidiaries, provided that, notwithstanding anything in this Agreement to the contrary, it is understood and agreed that the Company by execution of this Agreement shall be deemed to have waived immediately prior to the date of this Agreement any provision in any such agreement that prohibits the counterparty thereto from confidentially requesting the Company or such Subsidiary to amend or waive the standstill provision in such agreement (i.e., a “don’t ask, don’t waive” provision) to the extent necessary (and only to such extent) to enable such counterparty to convey confidentially an Acquisition Proposal to the Board of Directors, (v) approve any transaction under, or any Person becoming an “interested stockholder” under, Section 203 of Delaware Law, except in compliance with Section 6.03(c)(iii) or (vi) enter into any Alternative Acquisition Agreement; provided that the Company may continue to take the actions described in clauses (i) and (ii) of this sentence solely with respect to an Excluded Party, but only on or prior to the date that is 15 days following the No-Shop Period Start Date (such date, the “Cut-Off Date”) or as contemplated by Section 6.03(c)(i) and thereafter all such actions shall be prohibited as set forth in this Section 6.03(b).

(c) Exceptions to No-Shop Prohibitions.

(i) Exception for Diligence and Discussions. Notwithstanding any other provision of this Agreement, if at any time after the No-Shop Period Start Date and prior to obtaining the Company Stockholder Approval, the Company or any of its Representatives has received a bona fide, written Acquisition Proposal, then (x) the Company (directly or through its Representatives) may make inquiries solely for the purpose of clarifying such Acquisition Proposal, and only to the extent necessary for such purpose) and (y) if the Board of Directors (acting upon the recommendation of the Special Committee) reasonably believes such Acquisition Proposal constitutes or would reasonably be expected to lead to a Superior Proposal, then the Company, directly or indirectly through its Representatives, may (A) engage in negotiations or discussions with such Third Party and its Representatives and (B) furnish to such Third Party or its Representatives non-public information relating to the Company or any of its Subsidiaries pursuant to an Acceptable Confidentiality Agreement; provided that all such information (to the extent that such information has not been previously provided or made available to Parent) is provided or made available to Parent, as the case may be, prior to or substantially concurrently with the time it is provided or made available to such Third Party).

(ii) Exception for Superior Proposal. Notwithstanding any other provision of this Agreement, at any time prior to obtaining the Company Stockholder Approval, if the Company has received a Superior Proposal then the Board of Directors, acting upon the recommendation of the Special Committee, may, subject to compliance with Section 6.03(d), make an Adverse Recommendation Change and/or cause the Company to terminate this Agreement pursuant to and in accordance with Section 10.01(d)(iii) in order to enter into a definitive Alternative Acquisition Agreement in respect of such Superior Proposal.

(iii) Exception for Other Events. Notwithstanding any other provision of this Agreement, at any time prior to obtaining the Company Stockholder Approval, if the Board of Directors (acting upon the recommendation of the Special Committee) determines in good faith, after consultation with outside legal counsel, that the failure to take such action would be inconsistent with its fiduciary duties under Delaware Law, the Board of Directors may (A) approve any transaction under, or any Person becoming an “interested stockholder” under, Section 203 of Delaware Law on a conditional basis in order to evaluate whether a bona fide, written Acquisition Proposal received by the Company or any of its Representatives would reasonably be expected to lead to a Superior Proposal under Section 6.03(c)(i)(y) or (B) in response to an Intervening Event, and subject to compliance with Section 6.03(d), make an Adverse Recommendation Change.

(iv) Compliance with Rule 14d-9 and Rule 14e-2(a). In addition, nothing contained herein shall prevent the Board of Directors (acting upon the recommendation of the Special Committee) from complying with Rule 14d-9 or Rule 14e-2(a) under the 1934 Act with regard to an Acquisition Proposal so long as any action taken or statement made to so comply is consistent with this Section 6.03; provided that any such action taken or statement made that relates to an Acquisition Proposal (other than a customary “stop, look and listen” communication by the Board of Directors pursuant to Rule 14d-9(f) of the 1934 Act) shall be deemed to be an Adverse Recommendation Change unless the Board of Directors (acting upon the recommendation of the Special Committee) reaffirms the Company Recommendation in such statement or in connection with such action.

(d) “Last Look”. Further, the Board of Directors shall not make an Adverse Recommendation Change as permitted by Section 6.03(c)(ii) or (c)(iii) (and, in the case of an Adverse Recommendation Change to be made following receipt of a Superior Proposal pursuant to Section 6.03(c)(ii), shall not cause the Company to terminate this Agreement pursuant to Section 10.01(d)(iii) in order to enter into a definitive Alternative Acquisition Agreement in respect thereof), unless: (i) the Company promptly notifies Parent, in writing at least four Business Days before taking that action (such four Business Day period, the “Negotiation

Period”), of its intention to do so, (ii) (A) in the case of an Adverse Recommendation Change to be made following receipt of a Superior Proposal pursuant to Section 6.03(c)(ii), such notice specifies in reasonable detail the basis for the Adverse Recommendation Change and attaches the most current version of the proposed agreement under which such Superior Proposal is proposed to be consummated and the identity of the third party making the Acquisition Proposal, or (B) in the case of an Adverse Recommendation Change to be made in response to an Intervening Event pursuant to Section 6.03(c)(iii), such notice includes a reasonably detailed description of the reasons for making such Adverse Recommendation Change, (iii) during the Negotiation Period, the Company negotiates, and causes its Representatives to negotiate, in good faith with Parent with respect to any proposed changes by Parent to the terms and conditions of this Agreement and, if applicable, the other Transaction Documents or the transactions contemplated hereby or thereby (or with respect to other proposals made by Parent), and (iv) Parent does not make, within the Negotiation Period, an offer that (A) in the case of an Adverse Recommendation Change to be made following receipt of a Superior Proposal pursuant to Section 6.03(c)(ii), is at least as favorable to the stockholders of the Company as such Superior Proposal (it being understood and agreed that any amendment to the financial terms or other material terms of such Superior Proposal shall require a new written notification from the Company and a new three Business Day period (which shall also be deemed to be a “Negotiation Period”) under this Section 6.03(d)), or (B) in the case of an Adverse Recommendation Change to be made in response to an Intervening Event pursuant to Section 6.03(c)(iii), obviates the need for such Adverse Recommendation Change.

(e) Certain Other Required Notices.

(i) None of the Board of Directors, the Special Committee, any of the Company’s Subsidiaries or any of their respective Representatives, shall take any of the actions referred to in Section 6.03(c) unless the Company shall have delivered to Parent a prior written notice advising Parent that it intends to take such action, and, after taking any action referred to in Section 6.03(c), the Company shall continue to advise Parent on a reasonably current basis of the status and terms of any discussions and negotiations with the Third Party.

(ii) In addition, at any time on or after the No-Shop Period Start Date until the Effective Time, the Company shall notify Parent promptly (but in no event later than 24 hours) after receipt by the Company (or any of its Representatives) of any Acquisition Proposal, any indication that a Third Party is considering making an Acquisition Proposal or any request for information relating to the Company or any of its Subsidiaries or for access to the business, properties, assets, books or records of the Company or any of its Subsidiaries by any Third Party that could reasonably be expected to make, or has made, an Acquisition Proposal. The Company shall provide the notice provided for in the immediately preceding sentence orally and in writing and shall identify the Third Party making, and the terms and conditions of, any such Acquisition Proposal, indication or request. On and after the No-Shop Period Start Date, the Company shall keep Parent fully informed, on a current basis, of the status and details of any such Acquisition Proposal, indication or request, and shall promptly (but in no event later than 24 hours after receipt) provide to Parent copies of all material correspondence and written materials sent or provided to the Company or any of its Subsidiaries that describes any terms or conditions of any Acquisition Proposal (as well as written summaries of any material oral communications addressing such matters).

(iii) Without limiting its obligations pursuant to the preceding Section 6.03(e), (A) on the No-Shop Period Start Date, the Company shall notify Parent of the number of Excluded Parties and provide Parent with a written summary of the material terms and conditions of any Acquisition Proposal received from any Excluded Party (which material terms and conditions shall include the identity of the Third Party or group of Third Parties making the Acquisition Proposal and shall include, if applicable, copies of all drafts of transaction documents, including term sheets, letters of intent or other similar documents, relating to such Acquisition Proposal) and (B) thereafter, the Company shall continue to comply with its obligations pursuant to the preceding Section 6.03(e).

(f) Application of this Provision to No-Shop Representatives. It is agreed that any violation of the restrictions on the Company set forth in this Section 6.03 by any No-Shop Representative of the Company or any of its Subsidiaries shall be a breach of this Section 6.03 by the Company.

(g) Obligation to Terminate Discussions. Subject to the remainder of this Section 6.03 and except with respect to any Excluded Party prior to the Cut-Off Date, on the No-Shop Period Start Date, the Company (A) shall, and shall cause any of its Subsidiaries and its and their Representatives to cease immediately and cause to be terminated any and all existing activities, discussions or negotiations, if any, with any Third Party and its Representatives conducted prior to the date hereof with respect to any Acquisition Proposal, and (B) shall promptly request that all copies of all confidential information that the Company or any of its Representatives have distributed or made available to any such Third Party in connection with their consideration of any Acquisition Proposal (and all analyses and other materials prepared by or on behalf of such Third Party that contains, reflects or analyzes that information) be promptly destroyed or returned, and cause any physical or virtual data room to no longer be accessible to or by any such Third Party.

(h) Certain Definitions. As used in this Agreement, the following terms shall have the following meanings:

(i) “Acceptable Confidentiality Agreement” means a confidentiality agreement that contains provisions that are no less favorable in the aggregate to the Company than those contained in the Confidentiality Agreement;

(ii) “Excluded Party” means any Third Party that has made a bona fide, written Acquisition Proposal prior to the No-Shop Period Start Date that has satisfied prior to such date the requirements of Section 6.03(c)(i)(y) of this Agreement; provided that (A) if such Third Party is a member of a group (as defined in Section 13(d) of the 1934 Act), such Person and the other members of such group who were members immediately prior to the No-Shop Period Start Date, constitute at least 50% of the equity financing of such group with respect to the applicable Acquisition Proposal at all times on and after the No-Shop Period Start Date and (B) notwithstanding anything to the contrary contained herein, a Third Party shall cease to be an Excluded Party for all purposes under this Agreement at such time as such Third Party ceases to actively be pursuing efforts to acquire the Company or has withdrawn publicly or in writing its Acquisition Proposal(s);

(iii) “Intervening Event” a material fact, event, change or development in circumstances that (a) arises after the date hereof and was not known or reasonably foreseeable to the Board of Directors or executive officers of the Company as of or prior to the date hereof (whether in relation to the financial condition, business, results of operations or prospects of either the industries or markets in which the Company and its Subsidiaries operate or of the Company and its Subsidiaries, taken as a whole) and (b) does not involve or relate to an Acquisition Proposal;

(iv) “No-Shop Representatives” means the Company’s and its Subsidiaries respective directors, officers, investment bankers or other financial advisors, outside legal counsel or any of the executives listed on Section 6.03(h) of the Company Disclosure Schedule, or any Person acting at the direction of any of the foregoing; and

(v) “Superior Proposal” means a bona fide, unsolicited written Acquisition Proposal for at least a majority of the outstanding shares of Company Stock or all or substantially all of the consolidated assets of the Company and its Subsidiaries (A) on terms that the Board of Directors (acting upon the recommendation of the Special Committee) determines in good faith by a majority vote, after considering the advice of a financial advisor of nationally recognized reputation and outside legal counsel and taking into account all the terms and conditions of the Acquisition Proposal, including any break-up fees, expense reimbursement provisions, conditions to consummation, likelihood of satisfying all such conditions, and the estimated time period necessary prior to consummation of the transactions contemplated by such Acquisition Proposal relative to the transactions contemplated by this Agreement, are more favorable and provide greater value to all the Company’s stockholders than as provided hereunder (taking into account any proposal by Parent to amend the terms of this Agreement pursuant to Section 6.03(d)) and (B) for which financing, if a cash transaction (whether in whole or in part), is then fully committed or determined in good faith to be available by the Board of Directors (acting on the recommendation of the Special Committee).

Section 6.04. Access to Information. Subject to the Confidentiality Agreement, the Company shall (i) give to Parent, its counsel, financial advisors, auditors and other authorized Representatives reasonable access to the offices, properties, books and records of the Company and its Subsidiaries, (ii) furnish to Parent, its counsel, financial advisors, auditors and other authorized Representatives such financial and operating data and other information as such Persons may reasonably request and (iii) instruct its employees, counsel, financial advisors, auditors and other authorized Representatives to cooperate with Parent in its investigation of the Company and its Subsidiaries. Any investigation pursuant to this Section shall be conducted during normal business hours in such manner as not to interfere unreasonably with the conduct of the business of the Company and its Subsidiaries. Notwithstanding the foregoing, but subject to and without limiting in any respect the Company’s obligations under Section 6.03(e) or in connection with any Transaction Litigation, the Company shall not be required to provide to Parent, its counsel, financial advisors, auditors or other authorized Representatives, any information that relates to the negotiation and execution of this Agreement, or to transactions potentially competing with or alternative to the transactions contemplated by this Agreement or proposals from Third Parties relating to any competing or alternative transactions.

Section 6.05. Regulatory Changes. The Company shall keep Parent informed, on a current basis and to the extent permissible under Applicable Law, of any events, discussions, notices or changes with respect to any Tax (other than ordinary course communications which could not reasonably be expected to be material to the Company), criminal or regulatory investigation or action involving the Company or any of its subsidiaries, and shall reasonably cooperate with Parent and its Affiliates in an effort to avoid or mitigate any cost or regulatory consequences to them that might arise from such investigation or action (including by reviewing written submissions in advance, attending meetings with authorities and coordinating and providing assistance in meeting with regulators).

Section 6.06. Tax Matters. (a) From the date hereof until the Effective Time, without the consent of Parent or except as required by Applicable Law, neither the Company nor any of its Subsidiaries shall make or change any material Tax election, change any annual tax accounting period, make any change to its tax planning or strategy, adopt or change any method of tax accounting, file any material amended Tax Returns or claims for material Tax refunds, enter into any material closing agreement, surrender any material Tax claim, audit or assessment, surrender any right to claim a material Tax refund, offset or other reduction in Tax liability, consent to any extension or waiver of the limitations period applicable to any Tax claim or assessment or take any other action that would have the effect of materially increasing the Tax liability or reducing any Tax asset of the Company or any of its Subsidiaries.

(b) The Company and each of its Subsidiaries shall establish or cause to be established in accordance with GAAP on or before the Effective Time an adequate accrual for all material Taxes due with respect to any period or portion thereof ending prior to or as of the Effective Time.

(c) All transfer, documentary, sales, use, stamp, registration, value added and other such Taxes and fees (including any penalties and interest) incurred in connection with the Merger (including any real property transfer tax and any similar Tax) shall be paid by the Company when due, and the Company shall, at its own expense, file all necessary Tax Returns and other documentation with respect to all such Taxes and fees, and, if required by Applicable Law, the Company shall, and shall cause its Affiliates to, join in the execution of any such Tax Returns and other documentation.

Section 6.07. No Non-Competition Agreement. From and after the date hereof until the Closing, neither the Company nor any of its Subsidiaries shall enter into any contract, agreement, arrangement or understanding containing any provision or covenant that purports to, or could reasonably be expected to, limit in any respect the ability of Goldman Sachs & Co. Inc., Parent or any of their respective Affiliates to (i) sell any products or services of or to any other Person or in any geographic region, (ii) engage in any line of business, (iii) compete with or obtain products or services from any Person or (iv) provide products or services to the Company or any of its Subsidiaries.

Section 6.08. Non-Promotion. From and after the date hereof until the Closing, neither the Company nor any of its Subsidiaries shall, without the prior written consent of Parent or its applicable Affiliate, (a) use in advertising, publicity, or otherwise the name of Parent or any of its Affiliates, or any partner or employee of a Parent or any of its Affiliates, nor any trade name, trademark, trade device, service mark, symbol or any abbreviation, contraction or simulation thereof owned by Parent or any of its Affiliates, or (b) represent, directly or indirectly, that any product or any service provided by the Company or any Subsidiary has been approved or endorsed by Parent or any of its Affiliates.

ARTICLE 7

COVENANTS OF PARENT

Parent agrees that:

Section 7.01. Obligations of MergerSub. Parent shall take all action necessary to cause MergerSub to perform its obligations under this Agreement and to consummate the Merger on the terms and conditions set forth in this Agreement.

Section 7.02. Voting of Shares. Parent shall vote all shares of Company Stock beneficially owned by it or any of its Subsidiaries in favor of adoption of this Agreement at the Company Stockholder Meeting.

Section 7.03. Director and Officer Liability. Parent shall cause the Surviving Corporation, and the Surviving Corporation hereby agrees, to do the following:

(a) For six years after the Effective Time, the Surviving Corporation shall indemnify and hold harmless the present and former officers and directors of the Company (each, an “Indemnified Person”) in respect of acts or omissions occurring at or prior to the Effective Time to the fullest extent permitted by Delaware Law or any other Applicable Law or provided under the Company’s certificate of incorporation and bylaws in effect on the date hereof; provided that such indemnification shall be subject to any limitation imposed from time to time under Applicable Law.

(b) For six years after the Effective Time, Parent shall cause to be maintained in effect provisions in the Surviving Corporation’s certificate of incorporation and bylaws (or in such documents of any successor to the business of the Surviving Corporation) regarding elimination of liability of directors, indemnification of officers, directors and employees and advancement of expenses that are no less advantageous to the intended beneficiaries than the corresponding provisions in existence on the date of this Agreement.

(c) Prior to the Effective Time, the Company shall or, if the Company is unable to, Parent shall cause the Surviving Corporation as of the Effective Time to, obtain and fully pay the premium for the non-cancellable extension of the directors’ and officers’ liability coverage of the Company’s existing directors’ and officers’ insurance policies and the Company’s existing fiduciary liability insurance policies (collectively, “D&O Insurance”), in each case for a claims reporting or discovery period of at least six years from and after the Effective Time with respect to any claim related to any period of time at or prior to the Effective Time with terms, conditions, retentions and limits of liability that are not materially less favorable in the aggregate than the coverage provided under the Company’s existing policies with respect to any actual or alleged error, misstatement, misleading statement, act, omission, neglect, breach of duty or any matter claimed against a director or officer of the Company or any of its Subsidiaries by reason of him or her serving in such capacity that existed or occurred at or prior to the Effective Time (including in connection with this Agreement or the transactions or actions contemplated hereby); provided that (x) the Company shall give Parent a reasonable opportunity to participate in the selection of such tail policy and the Company shall give reasonable and good faith consideration to any comments made by Parent with respect thereto, (y) in no event shall the Company or the Surviving Corporation be required or permitted to expend for such policies pursuant to this sentence an annual premium amount in excess of 250% of the amount per annum the Company paid in its last full fiscal year, which amount is set forth in Section 7.03(c) of the Company Disclosure Schedule, and (z) if the aggregate premiums of such insurance coverage exceed such amount and the Company or the Surviving Corporation, as applicable, shall obtain a policy in accordance with this sentence, such policy shall provide the greatest coverage available, with respect to matters occurring prior to the Effective Time, for a cost not exceeding such amount. If the Company or the Surviving Corporation for any reason fail to obtain such “tail” insurance policies as of the Effective Time, the Surviving Corporation shall continue to maintain in effect, for a period of at least six years from and after the Effective Time, the D&O Insurance in place as of the date hereof with terms, conditions, retentions and limits of liability that are not materially less favorable in the aggregate than the coverage provided under the Company’s existing policies as of the date hereof, or the Surviving Corporation shall purchase D&O Insurance for such six-year period with terms, conditions, retentions and limits of liability that are no less favorable than as provided in the Company’s existing policies as of the date hereof; provided that in no event shall Parent or the Surviving Corporation be required to expend for such policies pursuant to this sentence an annual premium amount in excess of 250% of the amount per annum the Company paid in its last full fiscal year, which amount is set forth in Section 7.03(c) of the Company Disclosure Schedule; and provided, further, that if the aggregate premiums of such insurance coverage exceed such amount, the Surviving Corporation shall be obligated to obtain a policy with the greatest coverage available, with respect to matters occurring prior to the Effective Time, for a cost not exceeding such amount.

(d) If Parent, the Surviving Corporation or any of its successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger, or (ii) transfers or conveys all or substantially all of its properties and assets to any Person, then, and in each such case, to the extent necessary, proper provision shall be made so that the successors and assigns of Parent or the Surviving Corporation, as the case may be, shall assume the obligations set forth in this Section 7.03.

(e) The rights of each Indemnified Person under this Section 7.03 shall be in addition to any rights such Person may have under the certificate of incorporation or bylaws of the Company or any of its Subsidiaries, or under Delaware Law or any other Applicable Law or under any agreement of any Indemnified Person with the Company or any of its Subsidiaries. These rights shall survive consummation of the Merger and are intended to benefit, and shall be enforceable by, each Indemnified Person.

Section 7.04. Employee Matters. (a) For the period commencing at the Effective Time and ending on the first anniversary of the Effective Time, Parent shall provide or cause to be provided to Company Employees, to the extent that and for such time as such Company Employees remain employed with the Surviving Corporation or any of its Subsidiaries, compensation and benefits that are substantially comparable in the aggregate to that provided to Company Employees immediately prior to the Effective Time, excluding any equity, change of control or other transaction-based compensation, long term incentive awards, supplemental pension benefits and deferred compensation programs.

(b) For purposes of eligibility, vesting and benefit accrual (other than for benefit accruals under any defined benefit pension plan) under the compensation and benefit plans, programs, agreements and arrangements of the Surviving Corporation providing benefits to any Company Employee after the Effective Time, and in which such Company Employee did not participate prior to the Effective Time (each a “New Plan”), each Company Employee shall be credited with his or her years of service with the Company and its Affiliates (and any additional service with any predecessor employer) before the Closing, to the same extent as such Company Employee was entitled, before the Closing, to credit for such service under any similar employee benefit plan maintained or sponsored by the Company or its Subsidiaries, except where such credit would result in a duplication of benefits. For purposes of each New Plan providing medical, dental, prescription, pharmaceutical and/or vision benefits to any Company Employee, Parent shall use commercially reasonable efforts to cause all pre-existing condition exclusions and actively-at-work requirements of such New Plan to be waived for such Company Employee except to the extent such pre-existing conditions and actively-at-work requirements would apply under any analogous Company Employee Plan, and Parent shall use commercially reasonable efforts to cause any eligible expenses incurred by such Company Employee and his or her covered dependents under a Company Employee Plan during the portion of the plan year prior to the Closing to be taken into account under such New Plan for purposes of satisfying all deductible, co-insurance, co-payment and maximum out-of-pocket requirements applicable to such Company Employee for the applicable plan year as if such amounts had been paid in accordance with such New Plan.

(c) Notwithstanding anything in this Agreement to the contrary, (i) nothing herein shall be deemed to be a guarantee of employment for any Company Employee, or to restrict the right of the Surviving Corporation or its Affiliates to terminate the employment of any Company Service Provider, (ii) the provisions of this Section 7.04 are solely for the benefit of the parties to this Agreement, and no current or former Company Employee or other Company Service Provider or other individual associated therewith or any employee benefit plan or trustee thereof shall be regarded for any purpose as a third party beneficiary of this Agreement, and nothing herein shall be construed as an amendment to any employee benefit plan for any purpose. In addition, nothing in this Agreement shall be construed to limit the right of Parent or any of its Affiliates (including the Surviving Corporation) to amend or terminate any employee benefit plan in accordance with the terms thereof.

ARTICLE 8

COVENANTS OF PARENT AND THE COMPANY

The parties hereto agree that:

Section 8.01. Reasonable Best Efforts. (a) Subject to the terms and conditions of this Agreement, the Company and Parent shall use their respective reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary or desirable under Applicable Law to consummate the transactions contemplated by this Agreement, including (A) preparing and filing as promptly as practicable with any Governmental Authority or other third party all documentation to effect all necessary filings, notices, petitions, statements, registrations, submissions of information, applications and other documents and (B) obtaining and maintaining all approvals, consents, registrations, permits, authorizations and other confirmations required to be obtained from any Governmental Authority or other third party that are necessary, proper or advisable to consummate the transactions contemplated by this Agreement; provided that the parties hereto understand and agree that the reasonable best efforts of any party hereto shall not be deemed to include (i) entering into any settlement, undertaking, consent decree, stipulation or agreement, or commencing any litigation, with any Governmental Authority in connection with the transactions contemplated hereby, (ii) divesting or otherwise holding separate (including by establishing a trust or otherwise), or taking any other action (or otherwise agreeing to do any of the foregoing) with respect to any of its, the Subsidiaries’ or any of their respective Affiliates’ businesses, assets or properties, or (iii) providing or obtaining any personally identifiable information of (x) any individuals who are Affiliates of Parent or (y) any directors, members, partners, officers or employees of any Affiliates of Parent, other than, in each case, any directors, officers or employees of the Merchant Banking Division of Goldman Sachs & Co, Inc. The Company and Parent agree to execute and deliver such other documents, certificates, agreements and other writings and to take such other actions as may be necessary or desirable in order to consummate or implement the transactions contemplated by this Agreement. Each of Parent and the Company shall split equally the payment of all filing fees required in connection with filings under the HSR Act (and shall make such equal payment on the date that such filing is made).

(b) In furtherance and not in limitation of the foregoing, each of Parent and the Company shall (i) make an appropriate filing of a Notification and Report Form pursuant to the HSR Act with respect to the transactions contemplated hereby as promptly as practicable and in any event within 10 Business Days of the date hereof, (ii) supply as promptly as practicable any additional information and documentary material that may be requested pursuant to the HSR Act and (iii) use their reasonable best efforts to take all other actions necessary to cause the expiration or termination of the applicable waiting periods under the HSR Act as soon as practicable.

(c) Each of the Company and Parent shall, subject to Applicable Law and, in each case, to the extent reasonably practicable and not prohibited by a Governmental Authority: (i) promptly notify the other party of any communication received by it from any Governmental Authority with respect to this Agreement and the transactions and other agreements contemplated hereby and permit the other party to coordinate its response with the other party, including providing the opportunity to review in advance any proposed written communication or production of documents to any Governmental Authority, (ii) respond as promptly as reasonably practicable to any inquiries received from, and supply as promptly as reasonably practicable any additional information or documentation that may be requested by, the Antitrust Division of the U.S. Department of Justice, the Federal Trade Commission, or any other Governmental Authority in respect of any registrations, declarations and filings, (iii) not agree to participate in any meeting with any Governmental Authority in respect of any filings, investigation or other inquiry with respect to this Agreement and the transactions contemplated hereby unless it consults with the other party in advance and gives the other party or, at such party’s request, its counsel, the opportunity to attend and participate in such meeting, (iv) furnish the other party with copies of all correspondence, filings and communications (and memoranda setting forth the substance thereof) between it and its Affiliates and their respective Representatives on the one hand, and any Governmental Authority or members of its staff on the other hand, with respect to this Agreement and the transactions and contemplated hereby (excluding any sensitive information with respect to any individual who is an officer, director, employee or equity holder in Parent or any of its Affiliates and any documents and communications which are subject to preexisting confidentiality agreements, the attorney client privilege or work product doctrine), and (v) furnish the other party with such necessary information and reasonable assistance as such other party and its Affiliates may reasonably request in connection with their preparation of necessary filings, registrations, or submissions of information to any Governmental Authorities in connection with this Agreement and the transactions contemplated hereby. In addition, to the extent permitted under Applicable Law, neither Parent nor the Company shall extend any waiting period under the HSR Act or other antitrust or competition-related law of a Governmental Authority or enter into any agreement with any Governmental Authority not to consummate the transactions contemplated by this Agreement except with the prior written consent of the other parties hereto.

Section 8.02. Certain Filings. (a) The Company and Parent shall cooperate with one another (i) in connection with the preparation of the Proxy Statement and Schedule 13E-3, (ii) in determining whether any action by or in respect of, or filing with, any Governmental Authority is required, or any actions, consents, approvals or waivers are required to be obtained from parties to any material contracts, in connection with the consummation of the transactions contemplated by this Agreement and (iii) in taking such actions or making any such filings, furnishing information required in connection therewith or with the Proxy Statement and Schedule 13E-3 and seeking timely to obtain any such actions, consents, approvals or waivers.

(b) The Company shall (i) as promptly as practicable, and in any event within 20 Business Days, after the date of this Agreement, file the preliminary Proxy Statement with the SEC and (ii) as promptly as practicable after receiving confirmation from the SEC that it has no further comments to the Proxy Statement, and in any event not less than 30 days prior to the End Date (the “Proxy Mailing Deadline”), mail the definitive Proxy Statement to Company stockholders. Parent and its counsel shall be given a reasonable opportunity to review and comment on the Proxy Statement each time before it is filed with the SEC, and the Company shall give reasonable and good faith consideration to any comments made by Parent and its counsel. The Company shall provide Parent and its counsel with (i) any comments or other communications, whether written or oral, that the Company or its counsel may receive from time to time from the SEC or its staff with respect to the Proxy Statement promptly after receipt of those comments or other communications and (ii) a reasonable opportunity to participate in the Company’s response to those comments and to provide comments on that response (to which reasonable and good faith consideration shall be given), including by participating with the Company or its counsel in any discussions or meetings with the SEC.

Section 8.03. Financing. (a) Parent and MergerSub shall use their reasonable best efforts to arrange and obtain the Debt Financing on the terms and conditions described in the Debt Commitment Letters as promptly as practicable after the date hereof, including (but subject in all respects to Section 11.13) their reasonable best efforts to (i) maintain in effect the Debt Commitment Letters, (ii) negotiate and enter into definitive agreements with respect thereto on the terms and conditions contained in the Debt Commitment Letters (including the flex provisions) or on other terms no less favorable to Parent and MergerSub as to conditionality, (iii) satisfy on a timely basis all conditions applicable to Parent and MergerSub in the Debt Commitment Letters that are within their control (including by consummating the Equity Financing pursuant to the terms of the Equity Commitment Letter), (iv) consummate the Financing at or prior to the Closing and (v) enforce their rights under the Equity Commitment Letter to the extent set forth in Section 11.13 (but not the Debt Commitment Letters as more fully described in Section 11.13); it being understood that Parent and MergerSub may seek to obtain financing in a private placement of securities pursuant to Rule 144A promulgated under the Securities Act in lieu of a portion of the Debt Financing (and references to the Debt Financing in this Section 8.03 shall be deemed to include such private placement); provided, however, that (1) Parent and MergerSub shall not release or waive the Debt Commitment Letters or the obligations of the arrangers and lenders thereunder and (2) Parent and MergerSub shall proceed with, and consummate, the financing contemplated in the Debt Financing Letters in the event that such alternative private placement financing is not available. Parent shall keep the Company reasonably informed with respect to all material activity concerning the status of the Debt Financing contemplated by the Debt Commitment Letters and shall give the Company notice of any material adverse change with respect to such Financing as promptly as practicable. Without limiting the generality of the foregoing, Parent and MergerSub shall give the Company prompt notice (x) of any material breach or material default by any party to any of the Debt Commitment Letters, or any definitive agreements related to the Debt Financing, in each case of which Parent or MergerSub becomes aware, (y) of the receipt of any written notice or other written communication, in each case received from any Debt Financing source with respect to any (3) material breach of Parent’s or MergerSub’s obligations under the Debt Commitment Letters or definitive agreements related to the Debt Financing, or default, termination or repudiation by any party to any of the Debt Commitment Letters or definitive agreements related to the Debt Financing or (4) material dispute between or among any parties to any of the Debt Commitment Letters or definitive agreements related to the Debt Financing or any provisions of any of the Debt Commitment Letters, in each case, with respect to the obligation to fund the Debt Financing or the amount of the Debt Financing to be funded at Closing and (z) of the receipt of any notice or other communication (written or verbal) on the basis of which Parent expects that a party to the Debt Financing will fail to fund the Debt Financing or is reducing the amount of the Debt Financing; provided that in no event shall Parent or MergerSub be under any obligation to disclose any information pursuant to clauses (1) or (2) that would waive the protection of attorney-client or similar privilege if such party shall have used reasonable best efforts to disclose such information in a way that would not waive such privilege. As soon as reasonably practicable, but in any event within five Business Days of the date the Company delivers to Parent or MergerSub a written request, Parent and MergerSub shall provide any information reasonably requested by the Company relating to any circumstance referred to in clauses (x), (y) or (z) of the immediately preceding sentence.

In the event that any portion of the Debt Financing becomes unavailable on the terms and conditions contemplated by the Debt Commitment Letters (including the flex provisions), (A) Parent shall promptly notify the Company and (B) Parent and MergerSub shall use their reasonable best efforts to arrange and obtain any such portion from alternative sources, on terms, taken as whole, that are no more adverse to Parent and the Company (including after giving effect to the market flex provisions), as promptly as practicable following the occurrence of such event but in no event later than the last day of the Marketing Period. In furtherance of the provisions of this Section 8.03, one or more Debt Commitment Letters may be amended, restated, supplemented or otherwise modified or superseded at the option of Parent after the date of this Agreement but prior to the

Effective Time by instruments (the “New or Amended Debt Commitment Letters”) that either amend, amend and restate, or replace the existing Debt Commitment Letters or contemplate co-investment by or financing from one or more other or additional parties; provided that the terms of the New or Amended Debt Commitment Letters shall not (1) expand upon the conditions precedent to the Debt Financing as set forth in the existing Debt Commitment Letters, (2) reasonably be expected to materially delay or hinder the Closing or (3) reduce the aggregate amount of available Debt Financing. Parent shall (x) to the extent reasonably practicable, notify the Company of its intention to make any such amendment or obtain such alternative financing and keep the Company reasonably informed of the terms thereof and (y) provide to the Company final drafts of all New or Amended Debt Commitment Letters prior to their execution by Parent so as to permit the Company a reasonable period of time in which to confirm that such proposed New or Amended Debt Commitment Letters comply with the this Section 8.03(a). Parent shall deliver to the Company true and correct copies of all New or Amended Debt Commitment Letters (including redacted fee and engagement letters in respect of any New or Amended Debt Commitment Letters). In such event, the term “Debt Commitment Letters” as used herein shall be deemed to include the Debt Commitment Letters that are not so superseded at the time in question and the New or Amended Debt Commitment Letters to the extent then in effect and the term “Debt Financing” as used herein shall be deemed to include the debt financing contemplated by any such New or Amended Debt Commitment Letters. For purposes of this Agreement, “Marketing Period” shall mean a period of 15 consecutive Business Days following receipt by Parent of the Required Information which is Compliant, during which (A) no event has occurred and no conditions exist that would cause any of the conditions set forth in Section 9.02 to fail to be satisfied before the Closing (assuming the Closing were to be scheduled for any time during such 15 Business Day period) and (B) the conditions set forth in Section 9.01 have been satisfied (other than conditions that by their nature can only be satisfied at the Closing); provided, however, that (x) such period shall exclude the days from July 3, 2013 to and including July 7, 2013, (y) the entirety of such period shall occur prior to August 17, 2013 or after September 2, 2013 and (z) the “Marketing Period” shall not be deemed to have commenced if, prior to the completion of such 15 consecutive Business Day period, Parent has received a notice from the Debt Financing sources in accordance with paragraph 13 of Exhibit D of the Debt Commitment Letter that (a) the Required Information has not been delivered and (b) specifying any additional Required Information to be provided. “Compliant” shall mean, with respect to any Required Information, that such Required Information (i) does not contain any untrue statement of a material fact or omit to state any material fact regarding the Company necessary in order to made such Required Information not misleading, (ii) is, and remains throughout the Marketing Period, compliant in all material respects with all applicable requirements of Regulation S-K and Regulation S-X under the Securities Act and in a form customarily included in private placements under Rule 144A of the Securities Act, of in each case, assuming such Required Information is intended to be the information to be used for an offering of securities by the Company in connection with the debt financing contemplated by the Commitment Letters, (iii) contains financial information on the first day of the Marketing Period that would not be required to be updated under Rule 3-12 of Regulation S-X in order to be current on any day of Marketing Period to permit a registration statement using such financial statements to be declared effective by the SEC and (iv) Cherry Bekaert LLP has not withdrawn its audit opinion with respect to any financial statements contained in any of the Company’s filings with the SEC or in the Required Information.

(b) The Company shall use its reasonable best efforts to, and shall cause its Subsidiaries and their respective Representatives to use their reasonable best efforts to, provide all cooperation in connection with the arrangement of the Debt Financing as may be reasonably requested by Parent in a manner that does not unreasonably interfere with the ongoing operations of the Company and its Subsidiaries, including:

(i) participation in meetings, due diligence sessions, drafting sessions, presentations, “road shows” and sessions and sessions with prospective financing sources, investors and ratings agencies, and reasonably cooperating with the marketing efforts of the Parent and their financing sources, in each case in connection with the Debt Financing;

(ii) assisting with the preparation of materials for rating agency presentations, offering documents, private placement memoranda, bank information memoranda (including a bank information memorandum that does not include material non-public information and the delivery of customary authorization letters with respect to the bank information memoranda executed by a senior officer of the Company), prospectuses and similar documents required in connection with the Debt Financing;

(iii) furnishing Parent and its Debt Financing sources with financial and other pertinent information regarding the Company and its Subsidiaries, including financial statements, pro forma financial information, financial data, audit reports and other information of the type required by Regulation S-X or Regulation S-K under the 1933 Act and other information of the type customarily (A) included in a bank information memorandum (including pro forma financial information) and (B) a registered offering of debt securities by Regulation S-X and Regulation S-K under the Securities Act (which, for the avoidance of doubt, shall not include financial statements or information required by Rules 3-09, 3-10 or 3-16 of Regulation S-X or Compensation Discussion and Analysis required by Regulation S-X Item 402(b), but would include customary disclosure of certain guarantor and non-guarantor information) and of the type or the type and form that are customarily included in a private placement of debt securities pursuant to Rule 144A promulgated under the Securities Act and including, in any event, all information and data necessary to satisfy the conditions set forth in paragraphs 5, 6 and 13 of Exhibit D to the Debt Commitment Letter (collectively, the “Required Information”), all of which shall be provided by the Company as promptly as practicable after the date hereof and in any event not later than October 1, 2013; provided that Parent shall be responsible for timely provision of any post-Closing pro forma cost savings, synergies, capitalization, ownership or other pro forma adjustments desired to be incorporated into any pro forma financial information requested by Parent to be delivered by the Company (excluding any information that would customarily be prepared with the cooperation of the Company);

(iv) obtaining accountants’ comfort letters, legal opinions, surveys and title insurance and otherwise reasonably facilitating the granting of a security interest (and perfection thereof) in the collateral contemplated by the Debt Financing;

(v) at least 3 days prior to the Closing, providing all documentation and other information about the Company and each of its subsidiaries as is reasonably requested in writing by the Parent at least 10 days prior to the Closing to the extent required under applicable “know your customer” and anti-money laundering rules and regulations including the USA PATRIOT Act in order to satisfy the conditions set forth in paragraph 8 of Exhibit D to the Debt Commitment Letter; and

(vi) executing and delivering any commitment letters, underwriting or placement agreements, registration statements, credit agreements, indentures, pledge and security documents, other definitive financing documents or other requested certificates or documents, including a customary solvency certificate by the chief financial officer of the Company in the form of Annex I to Exhibit D to the Debt Commitment Letter (provided that (A) none of the letters (except the authorization letters contemplated by clause (ii) above), agreements, registration statements, documents and certificates shall be executed and delivered except at the Closing and the respective Representative(s) executing any such letters, agreements, registration statements, documents and certificates shall remain as officers of the Surviving Corporation, (B) the effectiveness thereof shall be conditioned upon, or only become operative after, the occurrence of the Closing, (C) no personal liability shall be imposed on the officers or employees involved), (D) nothing herein shall require such cooperation to the extent it would unreasonably interfere with the business or operations of the Company or its Subsidiaries, (E) neither the Company nor any of its Subsidiaries, nor any of their respective Representatives, shall be required to provide any legal opinion or other opinion of counsel prior to the Closing Date in connection with the Debt Financing, and (F) any bank information memoranda and high-yield offering prospectuses or memoranda required in relation to the Debt Financing shall reflect the Surviving Corporation and/or its

Subsidiaries as the obligor; and provided, further, that neither the Company nor any of its Subsidiaries shall be required to pay any commitment fee or other fee or payment to obtain consent or to incur any liability with respect to or cause or permit any Lien to be placed on any of their respective assets in connection with the Debt Financing prior to the Closing Date).

(c) Parent shall promptly, upon request by the Company, reimburse the Company for all reasonable and documented out-of-pocket costs and expenses (including reasonable attorneys’ fees) incurred by the Company or any of its Subsidiaries in connection with the cooperation of the Company and its Subsidiaries contemplated by this Section 8.03 and shall indemnify and hold harmless the Company, its Subsidiaries and their respective Representatives from and against any and all losses, damages, claims, costs or expenses actually suffered or incurred by any of them of any type in connection with the arrangement of any Debt Financing and any information used in connection therewith, except with respect to any information prepared or provided by the Company or any of its Subsidiaries or any of their respective Representatives or to the extent such losses, damages, claims, costs or expenses result from the gross negligence or willful misconduct of the Company, any of its Subsidiaries or their respective Representatives, and the foregoing obligations shall survive termination of this Agreement.

(d) All material non-public information provided by the Company or any of its Subsidiaries or any of their Representatives pursuant to this Section 8.03 shall be kept confidential in accordance with the Confidentiality Agreement, except that Parent and MergerSub shall be permitted to disclose such information to the financing sources and other potential sources of capital, rating agencies and prospective lenders (but not prospective investors in any debt securities offering) during syndication of the Debt Financing or any permitted replacement, amended, modified or alternative financing subject to the potential sources of capital, ratings agencies and prospective lenders and investors entering into customary confidentiality undertakings with respect to such information (including through a notice and undertaking in a form customarily used in confidential information memoranda for senior credit facilities). Notwithstanding the foregoing, it is understood and agreed, that if, in connection with marketing efforts Parent reasonably requests the Company to file a Current Report on Form 8-K pursuant to the Exchange Act that contains material non-public information which Parent reasonably determines is necessary in connection with the Debt Financing, then the Company shall promptly file such Current Report on Form 8-K.

(e) Nothing in this Section 8.03 shall require the Company or its Subsidiaries to take any action in respect of the Debt Financing to the extent that such action would (i) cause any condition to Closing set forth in Article 9 to fail to be satisfied by the End Date or otherwise result in a breach of this Agreement by the Company, (ii) require the Company or any of its Subsidiaries to take any action that will conflict with or violate the Company’s or any if its Subsidiary’s organizational documents or any laws or result in the contravention of, or would reasonably be expected to result in a material violation of, or material default under, any Material Contract to which the Company or any of its Subsidiaries is a party on the date of this Agreement, unless contingent on the Closing, or (iii) reasonably be expected to result in any officer or director of the Company or any of its Subsidiaries incurring any personal liability that is not contingent upon the Closing; provided that in all instances, to the extent practicable and not prohibited by Applicable Law, the Company will promptly notify Parent that information is being withheld pursuant to this Section 8.03(e).

(f) Parent and MergerSub acknowledge and agree that, notwithstanding anything in this Agreement to the contrary, the obligations to perform their respective agreements hereunder, including to consummate the Closing subject to the terms and conditions hereof, are not conditioned on obtaining of the Debt Financing or any alternative Debt Financing or on the performance of any party to any Debt Commitment Letter.

Section 8.04. Treatment of Existing Indebtedness. The Company shall, and shall cause its Subsidiaries to, cooperate with, and take all actions reasonably required by, Parent in order to facilitate the termination and payoff of the commitments under the Company Credit Facility at Closing upon or simultaneously with the funding of the Debt Financing (including, upon such funding, the repayment in full of all obligations then outstanding thereunder and the release of all encumbrances, security interests and collateral and the termination of all guarantees and the agreements evidencing subordination in connection therewith at the Closing), or in connection with any proposed refinancing by Parent thereof. Without limiting the foregoing, upon any written request by Parent, on or prior to the fifth Business Day prior to the Effective Time, the Company shall use its commercially reasonable efforts, and subject to the cooperation of the existing lenders under the Company Credit Facility, to arrange for the delivery to Parent of payoff letters in customary form and substance from the administrative agent or other similar agents under the Company Credit Facility, which payoff letter shall (i) indicate the total amount required to be paid to fully satisfy all principal, interest, prepayment premiums, penalties, breakage costs or similar obligations related to any obligations under the Company Credit Facility as of the anticipated Closing Date (and the daily accrual thereafter) (the “Payoff Amount”), (ii) state that upon receipt of the Payoff Amount, the Company Credit Facility and related instruments evidencing the Company Credit Facility shall be terminated (except for provisions in the Company Credit Facility that, by their terms, survive such termination) and (iii) state that all encumbrances, guarantees, security interests, collateral and agreements to subordinate in connection therewith relating to the assets and properties of the Company or any of its Subsidiaries securing such obligations thereunder shall be, upon the payment of the Payoff Amount, released and terminated; provided that this Section 8.04 shall not require the Company or any of its Subsidiaries to (i) arrange for financing or refinancing sufficient to repay the

Company Credit Facility, except to the extent set forth in Section 8.03 or (ii) cause such repayment, release and termination unless the Closing shall occur substantially concurrently.

Section 8.05. Public Announcements. Except with respect to any Adverse Recommendation Change made in accordance with the terms of this Agreement, Parent and the Company shall consult with each other before issuing any press release, having any communication with the press (whether or not for attribution), making any other public statement or scheduling any press conference or conference call with investors or analysts with respect to this Agreement or the transactions contemplated hereby and, except in respect of any public statement or press release as may be required by Applicable Law or any listing agreement with or rule of any national securities exchange or association, shall not issue any such press release or make any such other public statement or schedule any such press conference or conference call without the consent of the other party.

Section 8.06. Further Assurances. At and after the Effective Time, the officers and directors of the Surviving Corporation shall be authorized to execute and deliver, in the name and on behalf of the Company or MergerSub, any deeds, bills of sale, assignments or assurances and to take and do, in the name and on behalf of the Company or MergerSub, any other actions and things to vest, perfect or confirm of record or otherwise in the Surviving Corporation any and all right, title and interest in, to and under any of the rights, properties or assets of the Company acquired or to be acquired by the Surviving Corporation as a result of, or in connection with, the Merger.

Section 8.07. Notices of Certain Events. Each of the Company and Parent shall promptly notify the other of:

(a) any notice or communication, whether written or oral, received by a director or officer of the Company, or any other written notice or other written communication, in each case from any Person alleging that the consent of such Person is or may be required in connection with the transactions contemplated by this Agreement;

(b) any notice or communication, whether written or oral, received by a director or officer of the Company, or any other written notice or other written communication, in each case from any Governmental Authority in connection with the transactions contemplated by this Agreement;

(c) any actions, suits, claims, investigations, arbitrations or proceedings commenced or, to its knowledge, threatened against, relating to or involving or otherwise affecting the Company or any of its Subsidiaries or Parent and any of its Subsidiaries, as the case may be, that, if pending on the date of this Agreement, would have been required to have been disclosed pursuant to any Section of this Agreement;

(d) without limiting Section 8.07(c), (x) any actions, suits, claims, investigations, arbitrations or proceedings commenced or, to its knowledge, threatened against, relating to or involving or otherwise affecting the Company or any of its Subsidiaries or Parent and any of its Subsidiaries, as the case may be, arising from or relating to this Agreement or the transactions contemplated hereby (collectively, “Transaction Litigation”) or (y) any material notice or material communication, from any Person, or other material development, in each case arising from or relating to the matters specified on Section 8.07(d) of the Company Disclosure Schedule (such matters, together with the Transaction Litigation, the “Company Litigation”);

(e) any inaccuracy of any representation or warranty contained in this Agreement at any time during the term hereof that would reasonably be expected to cause the condition set forth in Section 9.02(a) or Section 9.03(a), as applicable, not to be satisfied; and

(f) any failure of that party to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it hereunder at any time during the term hereof that would reasonably be expected to cause the condition set forth in Section 9.02(a)(i) or Section 9.03(a)(i), as applicable, not to be satisfied;

provided that the delivery of any notice pursuant to this Section 8.07 shall not limit or otherwise affect the remedies available hereunder to the party receiving such notice.

Section 8.08. Company Litigation. (a) The Company and Parent shall give each other the opportunity to participate in the defense, settlement and/or prosecution of any Transaction Litigation and (b) the Company (i) shall not, and shall cause its Subsidiaries and Representatives not to, compromise, settle, offer or propose to settle, or otherwise take any material action in respect of (A) any Company Litigation, (B) any other material civil litigation, investigation, arbitration, proceeding or claim involving or against the Company or any of its Subsidiaries or (C) any litigation, investigation, arbitration, proceeding or other claim involving or against the Company or any of its Subsidiaries brought by a Governmental Authority or otherwise involving regulatory action or involving criminal charges or allegations or consent or commit to the taking of any of the foregoing actions, unless in each case Parent shall have consented in advance and in writing and (ii) after receipt of the Company Stockholder Approval, shall, if requested by Parent, use its reasonable best efforts to settle any unresolved Company Litigation in accordance with Parent’s direction.

Section 8.09. Section 16 Matters. Prior to the Effective Time, the Company shall take all such steps as may be required to cause any dispositions of shares of Company Stock in connection with the transactions contemplated by this Agreement (including derivative securities of such shares of Company Stock) by each individual who is subject to the reporting requirements of Section 16(a) of the 1934 Act with respect to the Company to be exempt under Rule 16b-3 promulgated under the 1934 Act.

Section 8.10. Stock Exchange De-listing. Prior to the Effective Time, the Company shall cooperate with Parent and use its reasonable best efforts to take, or cause to be taken, all actions, and do or cause to be done all things, reasonably necessary, proper or advisable on its part under Applicable Laws and rules and policies of NASDAQ to enable the de-listing by the Surviving Corporation of the Company Stock from NASDAQ and the deregistration of the Company Stock under the 1934 Act as promptly as practicable after the Effective Time, and in any event no more than ten days thereafter.

Section 8.11. Takeover Statutes. If any “control share acquisition,” “fair price,” “moratorium” or other antitakeover or similar statute or regulation shall become applicable to the transactions contemplated by this Agreement, each of the Company, Parent and MergerSub and the respective members of their boards of directors shall, to the extent permitted by Applicable Law, use reasonable best efforts to grant such approvals and to take such actions as are reasonably necessary so that the transactions contemplated by this Agreement may be consummated as promptly as practicable on the terms contemplated herein and otherwise to take all such other actions as are reasonably necessary to eliminate or minimize the effects of any such statute or regulation on the transactions contemplated hereby.

ARTICLE 9

CONDITIONS TO THE MERGER

Section 9.01. Conditions to the Obligations of Each Party. The obligations of the Company, Parent and MergerSub to consummate the Merger are subject to the satisfaction of the following conditions:

(a) the Company Stockholder Approval shall have been obtained in accordance with Delaware Law;

(b) no Applicable Law shall prohibit the consummation of the Merger;

(c) any applicable waiting period under the HSR Act relating to the Merger shall have expired or been terminated; and

(d) all actions by or in respect of, or filings with, any Governmental Authority, required to permit the consummation of the Merger shall have been taken, made or obtained.

Section 9.02. Conditions to the Obligations of Parent and MergerSub. The obligations of Parent and MergerSub to consummate the Merger are subject to the satisfaction of the following further conditions:

(a) (i) the Company shall have performed in all material respects all of its obligations hereunder required to be performed by it at or prior to the Effective Time, (ii) the representations and warranties of the Company contained in Section 4.08(b) of this Agreement shall be true in all respects at and as of the Effective Time as if made at and as of such time, (iii) the representations and warranties of the Company contained in each of Sections 4.01, 4.02, 4.03, 4.21, 4.23, 4.24, 4.25 and 4.26 of this Agreement (disregarding all materiality and Material Adverse Effect qualifications contained therein) shall be true in all material respects at and as of the Effective Time as if made at and as of such time (other than representations and warranties that by their terms address matters only as of another specified time, which shall be true (disregarding all materiality and Material Adverse Effect qualifications contained therein) in all material respects only as of such time), (iv) the representations and warranties of the Company contained in each of Sections 4.12 and 4.22 of this Agreement (disregarding all materiality and Material Adverse Effect qualifications contained therein) shall be true at and as of the Effective Time as if made at and as of such time (other than representations and warranties that by their terms address matters only as of another specified time, which shall be true (disregarding all materiality and Material Adverse Effect qualifications contained therein) only as of such time), with only such exceptions, in the case of this clause (iv) only, as are not, and would not reasonably be expected to be, individually or in the aggregate, material to the Company and its Subsidiaries, taken as a whole, (v) the representations and warranties of the Company contained in Section 4.05 of this Agreement (disregarding all materiality and Material Adverse Effect qualifications contained therein) shall be true in all respects at and as of the Effective Time as if made at and as of such time (other than representations and warranties that by their terms address matters only as of another specified time, which shall be true (disregarding all materiality and Material Adverse Effect qualifications contained therein) only as of such time), with only such exceptions as are, in the aggregate, de minimis, (vi) all other representations and warranties of the Company contained in this Agreement or in any certificate or other writing delivered by the Company pursuant hereto (disregarding all materiality and Material Adverse Effect qualifications contained therein) shall be true at and as of the Effective Time as if made at and as of such time (other than representations and warranties that by their terms address matters only as of another specified time, which shall be true (disregarding all materiality and Material Adverse Effect qualifications contained therein) only as of such time), with only such exceptions, in the case of this clause (vi) only, as have not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company; and (vii) Parent shall have received a certificate signed by an executive officer of the Company to the foregoing effect;

(b) there shall not have occurred any event, occurrence, revelation or development of a state of circumstances or facts which, individually or in the aggregate, has had or would reasonably be expected to have a Material Adverse Effect on the Company; and

(c) (i) the Investment Letter Agreement shall be in full and force and effect and shall constitute a valid and binding agreement of the Raina Investors enforceable against each such Raina Investor in accordance with its terms, and (ii) the transactions contemplated by Sections 1, 2 and 3 thereunder shall be consummated in accordance with their respective terms upon consummation of the Merger, all as further set forth in the Investment Letter Agreement.

Section 9.03. Conditions to the Obligations of the Company. The obligations of the Company to consummate the Merger are subject to the satisfaction of the following further conditions:

(a) (i) each of Parent and MergerSub shall have performed in all material respects all of its obligations hereunder required to be performed by it at or prior to the Effective Time, (ii) the representations and warranties of Parent contained in each of Sections 5.01, 5.02, 5.03 and 5.06 of this Agreement (disregarding all materiality and Material Adverse Effect qualifications contained therein) shall be true in all material respects at and as of the Effective Time as if made at and as of such time (other than representations and warranties that by their terms address matters only as of another specified time, which shall be true (disregarding all materiality and Material Adverse Effect qualifications contained therein) only as of such time) and (iii) all other representations and warranties of Parent contained in this Agreement or in any certificate or other writing delivered by Parent or MergerSub pursuant hereto (disregarding all materiality and Material Adverse Effect qualifications contained therein) shall be true at and as of the Effective Time as if made at and as of such time (other than representations and warranties that by their terms address matters only as of another specified time, which shall be true (disregarding all materiality and Material Adverse Effect qualifications contained therein) only as of such time), with only such exceptions, in the case of this clause (iii) only, as have not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Parent; and (iv) the Company shall have received a certificate signed by an executive officer of Parent to the foregoing effect.

ARTICLE 10

TERMINATION

Section 10.01. Termination. This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time (notwithstanding any approval of this Agreement by the stockholders of the Company, except in the case of Section 10.01(d)(iii)):

(a) by mutual written agreement of the Company and Parent;

(b) by either the Company or Parent, if:

(i) the Merger has not been consummated on or before November 1, 2013 (the “End Date”); provided that the right to terminate this Agreement pursuant to this Section 10.01(b)(i) shall not be available to any party whose breach of any provision of this Agreement was the principal cause of the failure of the Merger to be consummated by such time;

(ii) there shall be any Applicable Law that (A) makes consummation of the Merger illegal or otherwise prohibited or (B) enjoins the Company or Parent from consummating the Merger and such injunction shall have become final and nonappealable; provided that the party seeking to terminate this Agreement pursuant to this Section 10.01(b)(ii) shall have complied in all material respects with its obligations under Section 8.01; or

(iii) at the Company Stockholder Meeting (including any adjournment or postponement thereof), the Company Stockholder Approval shall not have been obtained; or

(c) by Parent, if:

(i) (A) an Adverse Recommendation Change shall have occurred, provided that Parent’s right to terminate this Agreement pursuant to this clause (A) shall expire at 5:00 p.m. (New York City time) on the 30th calendar day following the date on which such Adverse Recommendation Change occurs, or (B) there shall have been a material breach of Section 6.02 or Section 6.03; or

(ii) a breach of any representation or warranty or failure to perform any covenant or agreement on the part of the Company set forth in this Agreement shall have occurred that would cause the condition set forth in Section 9.02(a) not to be satisfied, and such condition is incapable of being satisfied by the End Date or, if curable, is not cured by the Company within 30 days of receipt by the Company of written notice of such breach or failure; provided that, at the time of the delivery of such notice, Parent or MergerSub shall not be in material breach of its or their obligations under this Agreement in a manner that would cause the condition set forth in Section 9.03(a) not to be satisfied;

(d) by the Company, if:

(i) a breach of any representation or warranty or failure to perform any covenant or agreement on the part of the Parent or MergerSub set forth in this Agreement shall have occurred that would cause the condition set forth in Section 9.03(a) not to be satisfied, and such condition is incapable of being satisfied by the End Date or, if curable, is not cured by Parent or MergerSub within 30 days of receipt by Parent and MergerSub of written notice of such breach or failure; provided that, at the time of the delivery of such notice, the Company shall not be in material breach of its obligations under this Agreement in a manner that would cause the condition set forth in Section 9.02(a) not to be satisfied;

(ii) the Merger shall not have been consummated on the third Business Day (the “Notification Date”) after the final day of the Marketing Period and all of the conditions set forth in Article 9 (other than conditions that by their nature are to be satisfied at the Closing) have been satisfied on the Notification Date; provided that the Company shall not terminate this Agreement pursuant to this Section 10.01(d)(ii) unless (A) the Company gives Parent prior notice of such proposed termination on or following the Notification Date and (B) the Merger is not consummated on or prior to the day that is two Business Days following the date of delivery of such notice; or

(iii) prior to the Company Stockholder Approval, the Board of Directors shall have made an Adverse Recommendation Change in compliance with the terms of this Agreement, including Sections 6.03(c) and 6.03(d) hereof, in order to enter into a definitive Alternative Acquisition Agreement in respect of a Superior Proposal; provided, that, as a condition precedent to the effectiveness of any such termination, the Company shall have paid the Company Termination Fee in accordance with the terms, and at the times, specified in Section 11.04.

The party desiring to terminate this Agreement pursuant to this Section 10.01 (other than pursuant to Section 10.01(a)) shall give notice of such termination to the other party (which, in the case of a termination by the Company pursuant to Section 10.01(d)(ii), shall be given in accordance with the proviso set forth in such section).

Section 10.02. Effect of Termination. (a) If this Agreement is terminated pursuant to Section 10.01, this Agreement shall become void and of no effect without liability of any party (or any stockholder, agent, consultant or Representative of such party or any other Parent Related Party) to the other party hereto; provided that (i) the provisions of this Section 10.02, Article 11, Section 8.03(c) and Section 8.05 shall survive any termination hereof pursuant to Section 10.01 and (ii) subject to Section 10.02(b), neither the Company nor Parent shall be relieved or released from any liabilities or damages arising out of its intentional breach of any provision of this Agreement.

(b) The Company agrees and acknowledges that, except as expressly permitted by Section 11.13, if Parent and MergerSub fail to effect the Merger or otherwise are in breach of this Agreement, then (i) the Company’s sole and exclusive remedy against Parent, MergerSub, any Financing source or any of their respective Affiliates and any of their respective former, current and future direct or indirect equity holders, controlling persons, stockholders, agents, Affiliates, members, managers, general or limited partners, assignees or Representatives (collectively, the “Parent Related Parties”), whether at law or equity, in contract, in tort or otherwise, shall be to terminate this Agreement in accordance with Section 10.01 and to collect, if due, the Parent Termination Fee and any other amounts payable pursuant to Section 11.04(c) or under the Limited Guaranty, (ii) the payment of the Parent Termination Fee and any other amounts payable pursuant to Section 11.04(c) shall be deemed liquidated damages for any and all direct or indirect losses or damages of any kind, character or description incurred or suffered by the Company or any other Person in connection with this Agreement or the transactions contemplated hereby, and (iii) no other Parent Related Party shall have any further liability or obligation whatsoever relating to or arising out of this Agreement or any other Transaction Document or any of the transactions contemplated hereby or thereby. For the avoidance of doubt, under no circumstances shall the Company be (x) entitled to collect the Parent Termination Fee on more than one occasion (or, after the receipt thereof, any portion thereof or any further funds or amounts) or (y) permitted or entitled to receive both a grant of specific performance as contemplated by Section 11.13 and any money damages, including all or any portion of the Parent Termination Fee. The Company further agrees that the maximum aggregate liability of Parent, MergerSub and all of the other Parent Related Parties, taken as a whole, shall be limited to an amount equal to the amount of the Parent Termination Fee, and in no event shall the Company seek to recover, or be entitled to recover, any money damages or other losses or damages of any kind, character or description in excess of such amount, except as expressly permitted by Section 11.04(f) (and only to such limited extent). In no event shall the Company seek to recover, or be entitled to recover, monetary damages from any Parent Related Party, other than Parent and MergerSub under this Agreement or the Limited Guarantor under the Limited Guaranty.

ARTICLE 11

MISCELLANEOUS

Section 11.01. Notices. All notices, requests and other communications to any party hereunder shall be in writing (including facsimile transmission, so long as a receipt of such facsimile transmission is requested and received) and shall be given, if to Parent or MergerSub, to:

Exchange Parent Corp. or Exchange Merger Corp.

c/o Broad Street Principal Investments, L.L.C.

200 West Street

New York, New York 10282

Attention: Sumit Rajpal

Facsimile No.: (212) 357-5505

with a copy to:

Davis Polk & Wardwell LLP

450 Lexington Avenue

New York, New York 10017

Attention: John D. Amorosi

      H. Oliver Smith

Facsimile No.: (212) 701-5800

if to the Company, to:

Ebix, Inc.

5 Concourse Parkway, Suite 3200

Atlanta, GA 30328

Attention: Pavan Bhalla

Facsimile No.: (678) 281-2019

with a copy to:

Alston & Bird LLP

One Atlantic Center

1201 West Peachtree Street

Suite 4200

Atlanta, Georgia 30309-3424

Attention: Justin R. Howard

      William S. Ortwein

Facsimile No.: (404) 253-8758

or to such other address or facsimile number as such party may hereafter specify for the purpose by notice to the other parties hereto. All such notices, requests and other communications shall be deemed received on the date of receipt by the recipient thereof if received prior to 5:00 p.m. on a Business Day in the place of receipt. Otherwise, any such notice, request or communication shall be deemed to have been received on the next succeeding business day in the place of receipt.

Section 11.02. Survival of Representations and Warranties. The representations and warranties contained herein and in any certificate or other writing delivered pursuant hereto shall not survive the Effective Time.

Section 11.03. Amendments and Waivers. (a) Any provision of this Agreement may be amended or waived prior to the Effective Time if, but only if, such amendment or waiver is in writing and is signed, in the case of an amendment, by each party to this Agreement or, in the case of a waiver, by each party against whom the waiver is to be effective; provided that, after the Company Stockholder Approval has been obtained, there shall be no amendment or waiver that would require the further approval of the stockholders of the Company under Delaware Law without such approval having first been obtained. Notwithstanding anything to the contrary in the foregoing, no DFS Provision may be amended or waived without the consent of the Debt Financing sources.

(b) No failure or delay by any party in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by Applicable Law.

Section 11.04. Expenses. (a) General. Except as otherwise expressly provided in this Agreement, all costs and expenses incurred in connection with this Agreement shall be paid by the party incurring such cost or expense.

(b) Company Termination Fee; Reimbursement of Reimbursable Expenses.

(i) If this Agreement is terminated by Parent pursuant to any clause of Section 10.01(c)(i), then the Company shall pay to Parent (or one or more designees of Parent) the Company Termination Fee.

(ii) If (A) this Agreement is terminated by Parent or the Company pursuant to Section 10.01(b)(i) or Section 10.01(b)(iii) or by Parent pursuant to Section 10.01(c)(ii), (B) after the date of this Agreement and prior to such termination, an Acquisition Proposal shall have been publicly announced or otherwise been communicated to the Company’s stockholders at or prior to the Company Stockholder Meeting and not publicly withdrawn on an unconditional basis and (C) within 12 months following the date of such termination, the Company enters into a definitive written agreement for, or consummates, any Acquisition Proposal (except that, for purposes of this clause (C), each reference to “20%” in the definition of Acquisition Proposal shall be deemed to be a reference to “50%”), then the Company shall pay to Parent (or one or more designees of Parent) the Company Termination Fee.

(iii) If this Agreement is terminated by the Company pursuant to Section 10.01(d)(iii), then the Company shall pay the Company Termination Fee to Parent or one or more of Parent’s designees in the manner and at the time required by Section 11.04(d)(i).

“Company Termination Fee” shall mean, (i) $15,539,000 if the Company Termination Fee is payable pursuant to Section 11.04(b)(iii) due to a termination of this Agreement pursuant to Section 10.01(d)(iii) by the Company prior to the Cut-Off Date in order to enter into a definitive Alternative Acquisition Agreement with an Excluded Party, and (ii) $27,193,000 in all other circumstances. The parties agree and acknowledge that in no event shall the Company be required to pay the Company Termination Fee on more than one occasion.

(c) Parent Termination Fee. If this Agreement is terminated by the Company pursuant to (i) Section 10.01(d)(i) and there is no state of facts or circumstances (other than a state of facts or circumstances caused by a breach of Parent’s or MergerSub’s representations and warranties or covenants and other agreements hereunder) that would reasonably be expected to cause the conditions in Section 9.01 and Section 9.02 not to be satisfied on or prior to the End Date or (ii) Section 10.01(d)(ii), then Parent shall pay or cause to be paid to the Company $45,000,000 (the “Parent Termination Fee”).

(d) Manner of Fee Payments. Any payment of the Company Termination Fee, the Parent Termination Fee or any other amount due under this Section 11.04 upon a termination of the Agreement, other than Reimbursable Expenses, which shall be paid in accordance with Section 11.04(e), shall be paid (i) simultaneously with, and as a condition precedent to, such termination in the case of a payment due pursuant to Section 11.04(b)(iii), (ii) in the case of payments due pursuant to Section 11.04(b)(ii), promptly, and in any event within two Business Days of, the occurrence of the applicable event described in clause (C) thereof and (iii) in all other cases, promptly, and in any event within two Business Days of, such termination, in each case by wire transfer of immediately available funds to one or more accounts designated by the recipient party.

(e) Reimbursement of Reimbursable Expenses. If this Agreement is terminated by Parent or the Company pursuant to Section 10.01(b)(iii) or by Parent pursuant to Section 10.01(c)(ii), then the Company shall reimburse Parent for all of its Reimbursable Expenses up to a maximum aggregate amount of $4,500,000. Any reimbursement of Reimbursable Expenses by the Company shall occur promptly after, but in any event within two Business Days of, delivery of invoices and other reasonable documentation by Parent to the Company with respect to such Reimbursable Expenses, by wire transfer of immediately available funds to one or more accounts designated by Parent and shall be credited against any Company Termination Fee which subsequently becomes payable.

(f) Other Costs and Expenses. The Company and Parent each acknowledges that the agreements contained in this Section 11.04 are an integral part of the transactions contemplated by this Agreement and that, without these agreements, the parties would not enter into this Agreement. Accordingly, if either the Company or Parent, as the case may be, fails promptly to pay any amount due to the other party pursuant to this Section 11.04, it shall also pay any costs and expenses incurred by such other party in connection with a legal action to enforce this Agreement that results in a judgment against it for such amount, together with interest on the amount of any unpaid fee, cost or expense, from the date such fee, cost or expense was required to be paid to (but excluding) the payment date, at the prime rate as published in the Wall Street Journal on the date that such payment was required to be made.

Section 11.05. Disclosure Schedule and SEC Document References. (a)The parties hereto agree that any reference in a particular Section of the Company Disclosure Schedule shall only be deemed to be an exception to (or, as applicable, a disclosure for purposes of) (a) the representations and warranties (or covenants, as applicable) of the Company that are contained in the corresponding Section of this Agreement and (b) any other representations and warranties of the Company that are contained in this Agreement, but only if the relevance of that reference as an exception to (or a disclosure for purposes of) such representations and warranties would be reasonably apparent to a reasonable person who has read that reference and such representations and warranties, without any independent knowledge on the part of the reader regarding the matter(s) so disclosed.

(b) The parties hereto agree that any information contained in any part of any Company SEC Document shall only be deemed to be an exception to (or a disclosure for purposes of) the Company’s representations and warranties if the relevance of that information as an exception to (or a disclosure for purposes of) such representations and warranties would be reasonably apparent to a person who has read that information concurrently with such representations and warranties, without any independent knowledge on the part of the reader regarding the matter(s) so disclosed; provided that in no event shall any information contained in any part of any Company SEC Document entitled “Risk Factors” or containing any “Forward Looking Statements,” or any other statements that are predictive, cautionary or forward-looking in nature, be deemed to be an exception to (or disclosure for purposes of) any representations or warranties of the Company contained in this Agreement.

Section 11.06. Binding Effect; Benefit; Assignment. (a) The provisions of this Agreement shall be binding upon and, except as provided in Section 7.03, shall inure to the benefit of the parties hereto and their respective successors and assigns. Except as provided in Section 7.03, no provision of this Agreement is intended to confer any rights, benefits, remedies, obligations or liabilities hereunder upon any Person other than the parties hereto and their respective successors and assigns. Notwithstanding the foregoing, each Debt Financing source shall be an express third party beneficiary with respect to Section 10.02(b), Section 11.03, this Section 11.06, Section 11.08(b), Section 11.09 and Section 11.13(iii) (the “DFS Provisions”).

(b) No party may assign, delegate or otherwise transfer any of its rights or obligations under this Agreement without the consent of each other party hereto, except that Parent or MergerSub may transfer or assign its rights and obligations under this Agreement, in whole or from time to time in part, to (i) one or more of their Affiliates at any time and (ii) after the Effective Time, to any Person; provided that such transfer or assignment shall not relieve Parent or MergerSub of its obligations hereunder or enlarge, alter or change any obligation of any other party hereto or due to Parent or MergerSub.

Section 11.07. Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware, without regard to the conflicts of law rules of such state.

Section 11.08. Jurisdiction. (a) The parties hereto agree that any suit, action or proceeding seeking to enforce any provision of, or based on any matter arising out of or in connection with, this Agreement, any other Transaction Document (other than the Debt Commitment Letters) or any transactions contemplated hereby or thereby (whether brought by any party or any of its Affiliates or against any party or any of its Affiliates) shall be brought in the Delaware Chancery Court or, if such court shall not have jurisdiction, any federal court located in the State of Delaware or other Delaware state court, and each of the parties hereby irrevocably consents to the jurisdiction of such courts (and of the appropriate appellate courts therefrom) in any such suit, action or proceeding and irrevocably waives, to the fullest extent permitted by law, any objection that it may now or hereafter have to the laying of the venue of any such suit, action or proceeding in any such court or that any such suit, action or proceeding brought in any such court has been brought in an inconvenient forum.

(b) Notwithstanding the foregoing, each party hereto agrees that that it will not bring or support any action, cause of action, claim, cross-claim or third-party claim of any kind or description, whether in law or in equity, whether in contract or in tort or otherwise, against the Debt Financing sources in any way relating to this Agreement, including any dispute arising out of the Debt Commitment Letters or the performance thereof, in any forum other than the Supreme Court of the State of New York, County of New York, or, if under applicable law exclusive jurisdiction is vested in the Federal courts, the United States District Court for the Southern District of New York (and of the appropriate appellate courts therefrom). The parties hereto agree that process in any such suit, action or proceeding may be served on any party anywhere in the world, whether within or without the jurisdiction of any such court.

(c) Without limiting the foregoing, each party agrees that service of process on such party as provided in Section 11.01 shall be deemed effective service of process on such party.

Section 11.09. WAIVER OF JURY TRIAL. EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATED TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY (INCLUDING THE DEBT FINANCING).

Section 11.10. Counterparts; Effectiveness. This Agreement may be signed in any number of counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument. This Agreement shall become effective when each party hereto shall have received a counterpart hereof signed by all of the other parties hereto. Until and unless each party has received a counterpart hereof signed by the other party hereto, this Agreement shall have no effect and no party shall have any right or obligation hereunder (whether by virtue of any other oral or written agreement or other communication).

Section 11.11. Entire Agreement. This Agreement and the other Transaction Documents together constitute the entire agreement between the parties with respect to the subject matter hereof and thereof and supersede all prior agreements and understandings, both oral and written, between the parties with respect to the subject matter hereof and thereof.

Section 11.12. Severability. If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction or other Governmental Authority to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party. Upon such a determination, the parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner in order that the transactions contemplated hereby be consummated as originally contemplated to the fullest extent possible.

Section 11.13. Specific Performance. Subject to the remainder of this Section 11.13, the parties hereto agree that irreparable damage would occur if any provision of this Agreement were not performed in accordance with the terms hereof and that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement or to enforce specifically the performance of the terms and provisions hereof in any federal court located in the State of Delaware or any Delaware state court, in addition to any other remedy to which they are entitled at law or in equity; provided that it is acknowledged and agreed by each party that:

(i) the Company shall only be entitled to specific performance of the Parent’s obligations to cause the Equity Financing to be funded and to consummate the Merger, and then only in the event that each of the following conditions has been satisfied: (i) all of the conditions set forth in Article 9 have been satisfied or waived (other than those conditions that, by their terms, are to be satisfied at the Closing or the failure of which is caused by a material breach by Parent or MergerSub of this Agreement, (ii) the third Business Day after the final day of the Marketing Period shall have occurred, (iii) the Debt Financing has been funded or will be funded at the Closing if the Equity Financing is funded at the Closing, (iv) Parent and MergerSub fail to complete the Closing in accordance with Section 2.01, and (v) the Company has irrevocably confirmed to Parent in writing that if specific performance is granted and the Equity Financing and Debt Financing are funded, then the Closing will occur; provided that, for the avoidance of doubt, in no event shall the Company be entitled to enforce or seek to enforce specifically Parent’s obligations to cause the Equity Financing to be funded or to complete the Merger if the Debt Financing has not been funded or will not be funded at the Closing if the Equity Financing is funded at the Closing;

(ii) under no circumstance shall the Company be permitted or entitled to receive both a grant of specific performance pursuant to this Section 11.13 and payment of the Parent Termination Fee or other amounts payable pursuant to Section 11.04; and

(iii) in no event shall the Company be entitled to, or permitted to seek, specific performance in respect of any Debt Financing source or any other Financing source, and nor shall there be any right of the Company or any obligation of Parent or any of its Affiliates to enforce specifically any of its or their respective rights under any Financing Commitment Letters or any other agreements relating to the Financing, except in each case in the limited circumstances expressly set forth in this Section 11.13 with respect to the Equity Financing sources; provided that nothing in this Section 11.13 shall prevent the Company from seeking and obtaining specific performance against the Limited Guarantor under the Limited Guaranty to the extent expressly permitted under, and in accordance with, the terms and conditions set forth therein and herein.

[Signatures on following page]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed by their respective authorized officers as of the date set forth on the cover page of this Agreement.

EBIX, INC.

By:	/s/ Pavan Bhalla
	Name:	Pavan Bhalla
	Title:	Chairman of the Special Committee

[Company signature page to Merger Agreement]

EXCHANGE PARENT CORP.

By:	/s/ Sumit Rajpal
	Name:	Sumit Rajpal
	Title:	President

[Parent signature page to Merger Agreement]

EXCHANGE MERGER CORP.

By:	/s/ Sumit Rajpal
	Name:	Sumit Rajpal
	Title:	President

[MergerSub signature page to Merger Agreement]